Exhibit 99.4
ENBRIDGE INC.
Consolidated Financial Statements
December 31, 2006

MANAGEMENT’S REPORT
To the Shareholders of Enbridge Inc.
Financial Reporting
Management is responsible for the accompanying consolidated financial statements and all other information in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts that reflect management’s judgment and best estimates. Financial information contained elsewhere in this Annual Report is consistent with the consolidated financial statements.
PricewaterhouseCoopers LLP, independent auditors appointed by the shareholders of the Company, conducts an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards.
The Board of Directors and its committees are responsible for all aspects related to governance of the Company. The Audit, Finance & Risk Committee of the Board, composed of directors who are unrelated and independent, has a specific responsibility to oversee management’s efforts to fulfil its responsibilities for financial reporting and internal controls related thereto. The Committee meets with management, internal auditors and independent auditors to review the consolidated financial statements and the internal controls as they relate to financial reporting. The Audit, Finance & Risk Committee reports its findings to the Board for its consideration in approving the consolidated financial statements for issuance to the shareholders.
Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting includes policies and procedures that:
•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006.
Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, as required by the Sarbanes-Oxley Act, as stated in their report included herein.

“signed”	“signed”
Patrick D. Daniel	Stephen J. Wuori
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer

February 21, 2007

Independent Auditors’ Report
To the Shareholders of
Enbridge Inc.
We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Enbridge Inc. as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements. Our opinions, based on our audits, are presented below.
Consolidated financial statements
We have audited the accompanying consolidated statements of financial position of Enbridge Inc. as at December 31, 2006 and 2005, and the related consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit of the Company’s financial statements as at December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company’s financial statements as at December 31, 2005 and 2004 and for each of the two years in the period ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting
We have also audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the COSO.
Chartered Accountants
Calgary, Alberta, Canada
February 21, 2007

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(millions of Canadian dollars, except per share amounts)
Year ended December 31,	2006	2005	2004

Revenues
Commodity sales	8,264.5	6,193.5	5,826.3
Transportation	2,095.1	1,938.1	1,695.8
Energy services	284.9	321.5	285.7

	10,644.5	8,453.1	7,807.8

Expenses
Commodity costs	7,824.6	5,728.4	5,184.3
Operating and administrative	1,084.2	1,057.6	1,015.0
Depreciation and amortization	587.4	575.3	525.0

	9,496.2	7,361.3	6,724.3

	1,148.3	1,091.8	1,083.5

Income from Equity Investments	180.3	116.8	160.3
Other Investment Income (Note 20)	107.8	142.4	123.9
Gain on Disposal of Investment in AltaGas Income Trust (Note 5)	—	—	121.5
Interest Expense (Note 12)	(567.1)	(539.2)	(525.3)

	869.3	811.8	963.9
Non-Controlling Interests	(54.7)	(27.6)	(22.5)

	814.6	784.2	941.4
Income Taxes (Note 18)	(192.3)	(221.3)	(289.2)

Earnings	622.3	562.9	652.2
Preferred Share Dividends	(6.9)	(6.9)	(6.9)

Earnings Applicable to Common Shareholders	615.4	556.0	645.3

Earnings Per Common Share (Note 15)	1.81	1.65	1.93

Diluted Earnings Per Common Share (Note 15)	1.79	1.63	1.91

The accompanying notes are an integral part of these consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(millions of Canadian dollars, except per share amounts)
Year ended December 31,	2006	2005	2004

Retained Earnings at Beginning of Year	2,098.2	1,840.9	1,511.4
Earnings Applicable to Common Shareholders	615.4	556.0	645.3
Common Share Dividends	(403.1)	(361.1)	(315.8)
Dividends Paid to Reciprocal Shareholder	12.2	11.2	—
Dividend Reclassification Adjustment (Note 8)	—	51.2	—

Retained Earnings at End of Year	2,322.7	2,098.2	1,840.9

Dividends Paid Per Common Share	1.15	1.04	0.92

The accompanying notes are an integral part of these consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of Canadian dollars)
Year ended December 31,	2006	2005	2004

Cash Provided By Operating Activities
Earnings	622.3	562.9	652.2
Depreciation and amortization	587.4	575.3	525.0
Equity earnings less than/(in excess of) cash distributions	(54.2)	63.3	(39.2)
Gain on reduction of ownership interest	—	(29.0)	(29.6)
Gain on disposal of investment in AltaGas Income Trust	—	—	(121.5)
Future income taxes	(21.0)	108.1	12.7
Other	36.5	20.3	28.2
Changes in operating assets and liabilities (Note 21)	126.7	(353.9)	(141.1)

	1,297.7	947.0	886.7

Investing Activities
Acquisitions (Note 5)	(101.4)	(88.6)	(833.9)
Long-term investments	(362.3)	(89.9)	(16.6)
Additions to property, plant and equipment	(1,185.3)	(724.1)	(496.4)
Disposal of investment in AltaGas Income Trust (Note 5)	—	—	346.7
Affiliate loans	28.0	0.7	—
Change in construction payable	41.0	25.4	0.5

	(1,580.0)	(876.5)	(999.7)

Financing Activities
Net change in short-term borrowings and short-term debt	(78.7)	(125.1)	738.0
Net change in non-recourse credit facilities	57.7	11.0	—
Long-term debt issues	1,125.0	1,020.1	500.0
Long-term debt repayments	(400.0)	(536.9)	(450.0)
Non-recourse long-term debt issues	2.8	6.8	—
Non-recourse long-term debt repayments	(60.5)	(85.1)	(42.9)
(Distributions to)/ contributions from non-controlling interests	(31.3)	1.4	(2.4)
Preferred securities redeemed	—	—	(350.0)
Common shares issues	63.1	53.7	44.4
Preferred share dividends	(6.9)	(6.9)	(6.9)
Common share dividends	(403.1)	(361.1)	(315.8)

	268.1	(22.1)	114.4

(Decrease)/Increase in Cash and Cash Equivalents	(14.2)	48.4	1.4
Cash and Cash Equivalents at Beginning of Year	153.9	105.5	104.1

Cash and Cash Equivalents at End of Year	139.7	153.9	105.5

The accompanying notes are an integral part of these consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of Canadian dollars)
December 31,	2006	2005

Assets
Current Assets
Cash and cash equivalents	139.7	153.9
Accounts receivable and other	2,045.6	1,900.3
Inventory	868.9	1,021.4

	3,054.2	3,075.6
Property, Plant and Equipment, net (Note 6)	11,264.7	10,510.1
Long-Term Investments (Note 8)	2,299.4	1,842.8
Receivable from Affiliate (Note 22)	—	177.0
Deferred Amounts and Other Assets (Note 9)	924.5	850.7
Intangible Assets (Note 10)	241.5	252.6
Goodwill (Note 11)	394.9	367.2
Future Income Taxes (Note 18)	200.1	134.9

	18,379.3	17,210.9

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	807.9	1,074.8
Accounts payable and other	1,723.8	1,624.8
Interest payable	95.1	81.7
Current maturities and short-term debt (Note 12)	537.0	401.2
Current maturities of non-recourse debt (Note 13)	60.1	68.2

	3,223.9	3,250.7
Long-Term Debt (Note 12)	7,054.0	6,279.1
Non-Recourse Long-Term Debt (Note 13)	1,622.0	1,619.9
Other Long-Term Liabilities	91.1	91.7
Future Income Taxes (Note 18)	1,062.5	1,009.0
Non-Controlling Interests (Note 14)	715.2	691.0

	13,768.7	12,941.4

Shareholders’ Equity
Share capital
Preferred shares (Note 15)	125.0	125.0
Common shares (Note 15)	2,416.1	2,343.8
Contributed surplus (Note 16)	18.3	10.0
Retained earnings	2,322.7	2,098.2
Foreign currency translation adjustment	(135.8)	(171.8)
Reciprocal shareholding (Note 8)	(135.7)	(135.7)

	4,610.6	4,269.5

Commitments and Contingencies (Note 23)
	18,379.3	17,210.9

The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board:

“signed”	“signed”

David A. Arledge	Robert W. Martin
Chair	Director

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Enbridge Inc. (Enbridge or the Company) is one of North America’s largest energy transportation and distribution companies. Enbridge conducts its business through five operating segments: Liquids Pipelines, Gas Pipelines, Sponsored Investments, Gas Distribution and Services, and International. These operating segments are strategic business units established by senior management to facilitate the achievement of the Company’s long-term objectives, to aid in resource allocation decisions and to assess operational performance.

Liquids Pipelines Liquids Pipelines includes the operation of the Canadian common carrier pipeline and feeder pipelines that transport crude oil and other liquid hydrocarbons.

Gas Pipelines

Gas Pipelines consists of proportionately consolidated investments in natural gas pipelines including the U.S. portion of the Alliance Pipeline, Vector Pipeline and transmission and gathering pipelines in the Gulf of Mexico.

Sponsored Investments

Sponsored Investments consists of the Company’s investments in Enbridge Energy Partners, L.P. (EEP), Enbridge Energy Management, L.L.C. (EEM), a 17.2% owned subsidiary which owns 100% of EEP’s i-units, (collectively, the Partnership) and Enbridge Income Fund (EIF). The Partnership transports crude oil and other liquid hydrocarbons through common carrier and feeder pipelines and transports, gathers, processes and markets natural gas and natural gas liquids. EIF is a publicly traded income fund whose primary operations include a 50% interest in the Canadian portion of the Alliance Pipeline and a crude oil and liquids pipeline and gathering system.

Gas Distribution and Services

Gas Distribution and Services consists of gas utility operations which serve residential, commercial, industrial and transportation customers, primarily in central and eastern Ontario. It also includes natural gas distribution activities in Quebec, New Brunswick and New York State, and the Company’s proportionately consolidated investment in Aux Sable, a natural gas fractionation and extraction business.

The Company’s commodity marketing businesses are also included in Gas Distribution and Services. These businesses manage the Company’s volume commitments on Alliance and Vector Pipelines as well as, offer commodity storage, transport, and supply management services.

International

The Company’s International business consists of investments in energy delivery businesses, Compañía Logistica de Hidrocarburos CLH, S.A. (CLH) in Spain and Oleoducto Central, S.A. (OCENSA) in Colombia.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences that impact the Company’s financial statements are described in Note 26. Amounts are stated in Canadian dollars unless otherwise noted.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities in the financial statements. Actual results could differ from these estimates.

Basis of Presentation

The consolidated financial statements include the accounts of Enbridge Inc., its subsidiaries and its proportionate share of the accounts of joint ventures. EIF is consolidated in the accounts of the Company as it is a variable interest entity. The Company is the primary beneficiary of EIF through a combination of a 41.9% equity interest and a preferred unit investment. Investments in entities which are not subsidiaries or joint ventures, but over which the Company exercises significant influence, are accounted for using the equity method. Other investments are accounted for using the cost method.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company’s gas distribution activities within Gas Distribution and Services are conducted primarily through a wholly-owned subsidiary, Enbridge Gas Distribution Inc. (EGD). In 2004, EGD changed its fiscal year end to December 31 from September 30, and accordingly, the Company’s financial statements for the year ended December 31, 2004 include 15 months of results for EGD and other gas distribution subsidiaries.
Regulation
Certain of the Company’s Liquids Pipelines, Gas Pipelines, and Gas Distribution and Services businesses are subject to regulation by various authorities, including but not limited to, the National Energy Board (NEB), the Federal Energy Regulatory Commission (FERC), the Alberta Energy and Utilities Board (AEUB) and the Ontario Energy Board (OEB). Regulatory bodies exercise statutory authority over matters such as construction, rates and ratemaking, and agreements with customers. To recognize the economic effects of the actions of the regulator, the timing of recognition of certain revenues and expenses in these operations may differ from that otherwise expected under generally accepted accounting principles for non rate-regulated entities.
Revenue Recognition
Generally, revenues are recorded when products have been delivered or services have been performed. However, certain operations are subject to regulation and, accordingly, there are circumstances where revenues recognized do not match the cash tolls or the billed amounts, resulting in the recognition of regulatory assets and liabilities.
For the rate-regulated portion of the Company’s main Canadian crude oil pipeline system, revenue is recognized in a manner that is consistent with the underlying agreements as approved by the NEB. Certain Liquids Pipelines revenues are recognized under the terms of a committed thirty year delivery contract rather than the cash tolls received.
For rate-regulated operations in Gas Pipelines and Sponsored Investments, transportation revenues include amounts related to expenses recognized in the financial statements that are expected to be recovered from shippers in future tolls. Revenue is not recognized in a given period for tolls received that do not relate to current period expenses. Differences between the recorded transportation revenue and actual toll receipts give rise to receivable or payable balances.
A significant portion of Gas Distribution and Services operations are subject to rate-regulation. Revenue is recognized in a manner that is consistent with the underlying rate-setting mechanism as mandated by the regulator. Gas distribution revenues are recorded on the basis of regular meter readings and estimates of customer usage from the last meter reading to the end of the reporting period.
Income Taxes
For non-regulated operations, the liability method of accounting for income taxes is followed. Future income tax assets and liabilities are recorded based on temporary differences between the tax bases of assets and liabilities and their carrying values for accounting purposes. Future income tax assets and liabilities are measured using the tax rate that is expected to apply when the temporary differences reverse.
The regulated activities of the Company recover income tax expense based on the taxes payable method when prescribed by regulators or in ratemaking agreements that are subject to regulatory approval. Therefore, rates do not include the recovery of future income taxes related to temporary differences. The Company expects that all unrecorded future income taxes will be recovered in rates when they become payable.
Foreign Currency Translation
The Company’s U.S. dollar operations are primarily self-sustaining except for certain financing and investing operations. The Company also holds a self-sustaining Euro equity investment in a foreign operation in Spain.
The self-sustaining operations are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated using period-end exchange rates, with revenues and expenses translated using average rates for the period. Gains and losses arising on translation of these operations are included in the foreign currency translation adjustment.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Certain financing and investing operations, are integrated with those of the parent company and are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect on the dates the assets were acquired or liabilities were incurred. Revenues and expenses are translated at exchange rates prevailing on the transaction dates and gains and losses on translation are reflected in income when incurred.
Cash and Cash Equivalents
Cash and cash equivalents are recorded at cost and include short-term deposits with a term to maturity of three months or less when purchased.
Inventory
Inventory is primarily comprised of natural gas in storage, held in EGD. Natural gas in storage is recorded at the quarterly prices approved by the OEB in the determination of customer sales rates, adjusted for price risk management activities. The actual price of gas purchased may differ from the OEB approved price. The difference between the approved price and the actual cost of the gas purchased is deferred for future refund or collection as approved by the OEB Other inventory, consisting primarily of commodities held in storage is recorded at the lower of cost and net realizable value.
Property, Plant and Equipment
Expenditures for project development, construction, expansion, major renewals and betterments are capitalized; maintenance and repair costs are expensed as incurred. The Company capitalizes interest incurred during construction, and if approved, an allowance for equity funds used during construction for regulatory assets, at rates authorized by the regulatory authorities. Depreciation of property, plant and equipment is generally provided on a straight-line basis over the estimated service lives of the assets commencing when the asset is placed in service.
Deferred Amounts and Other Assets
Deferred amounts and other assets include costs which regulatory authorities have permitted or are expected to permit to be recovered through future rates, contractual receivables under the terms of long-term delivery contracts, and hedging costs. Deferred financing costs are amortized over the terms of the related debt. Other deferred charges are amortized on a straight-line basis over various periods depending on the nature of the charges.
Intangibles
Intangibles consist primarily of acquired long-term transportation contracts which are amortized on a straight-line basis over the expected lives of the contracts.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of net identifiable assets upon acquisition of a business. Goodwill is not subject to amortization but is tested for impairment with a cash flow analysis, at least annually, and written down to fair value if impairment occurs.
Asset Retirement Obligations
The fair value of asset retirement obligations (AROs) associated with the retirement of long-lived assets are recognized as long-term liabilities in the period when they can be reasonably determined. The fair value approximates the cost a third party would charge in performing the tasks necessary to retire such assets and is recognized at the present value of expected future cash flows. AROs are added to the carrying value of the associated asset and depreciated over the asset’s useful life. The corresponding liability is accreted over time through charges to earnings and is reduced by actual costs of decommissioning and reclamation. The Company’s estimates of retirement costs could change as a result of changes in cost estimates and regulatory requirements.
For certain of the Company’s assets it is not possible to make a reasonable estimate of AROs due to the indeterminate timing and scope of the asset retirements.
Depreciation expense for Gas Distribution and Services operations includes a provision for asset retirement obligations at rates approved by the regulator. Actual costs incurred are charged to accumulated depreciation.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Derivative Financial Instruments
The Company uses derivative financial instruments and foreign currency denominated debt to hedge currency risk related to net investments in foreign operations. These financial instruments are recognized in the financial statements of the Company at fair value and gains and losses are included in the foreign currency translation adjustment in shareholders’ equity. Changes in the carrying amount related to exchange rate movements of foreign denominated debt designated as net investment hedges are also included in the foreign currency translation adjustment.
The Company applies settlement accounting to other derivative financial instruments. Under this method, gains and losses on derivative instruments that qualify for hedge accounting are not recorded until they are realized. Amounts received or paid related to derivative financial instruments used to hedge energy commodities prices are recognized as part of the cost of the underlying transaction on settlement. For other derivative financial instruments used to hedge interest costs or foreign exchange changes, amounts received or paid, including any gains and losses realized upon settlement, are recognized over the term of the hedged item. The notional amounts are not recorded as they do not represent amounts exchanged by the counterparties.
If a derivative instrument designated as a hedge ceases to be effective or is terminated, hedge accounting is discontinued and the gain or loss at that date is deferred and recognized concurrently with the related transaction. Subsequent gains and losses from the derivative instrument are recognized in earnings in the period they occur. If the anticipated transaction is no longer probable, the gain or loss is recognized immediately in earnings.
Post-Employment Benefits
The Company maintains pension plans which provide defined benefit and defined contribution pension benefits. Pension costs and obligations for the defined benefit pension plans are determined using the projected benefit method and are charged to earnings as services are rendered, except for the regulated operations of Gas Distribution and Services, where contributions made to the plan are expensed as paid, consistent with the recovery of such costs in rates. For the defined contribution plans, contributions made by the Company are expensed.
Pension plan assets are measured at fair value. The expected return on pension plan assets is determined using market related values. Market related values have been calculated using the fair value method. Adjustments arising from plan amendments and the transitional amounts recognized upon adoption of the accounting standard are amortized on a straight-line basis over the average remaining service period of the employees active at the date of amendment or transition. The excess of the net actuarial gain or loss over ten per cent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees.
The Company also provides post-employment benefits other than pensions, including group health care and life insurance benefits for eligible retirees, their spouses and qualified dependants. The cost of such benefits is accrued during the years employees render service, except for the regulated operations of Gas Distribution and Services where the cost of providing these benefits is expensed as paid, consistent with the recovery of such costs in rates.
The measurement date used to determine the plan assets and the accrued benefit obligation was September 30, 2006.
Stock Based Compensation
Stock options granted after January 1, 2003 are recorded using the fair value method. Under this method, compensation expense is measured at fair value at the grant date using the Black-Scholes option pricing model and recognized on a straight-line basis over the shorter of the vesting period or the period to early retirement eligibility with a corresponding credit to contributed surplus. Balances in contributed surplus are transferred to share capital when the options are exercised. Stock options granted prior to January 1, 2003 do not result in the recognition of compensation expense and continue to be accounted for as capital transactions when the options are exercised.
Performance Stock Units (PSUs) and Restricted Stock Units (RSUs) vest at the completion of a three-year term and are settled in cash. During the term, a liability and expense are recorded based on the number of units outstanding

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
and the current market price of the Company’s shares. The value of PSU’s is also dependent on the Company’s current performance relative to a specified peer group.

Comparative Amounts Certain comparative amounts have been reclassified to conform with the current year’s financial statement presentation.

2.	CHANGES IN ACCOUNTING POLICIES

New Accounting Standards

Financial Instruments, Hedging Relationships and Other Comprehensive Income

New accounting standards will be in effect January 1, 2007 for hedge accounting, recognition and measurement of financial instruments and disclosure of comprehensive income. The adoption of these standards will result in the recognition of financial instruments and hedging relationships principally consistent with similar requirements in the United States, as currently reflected in the Company’s United States Accounting Principles note.

The Company will recognize other comprehensive income in a separate financial statement and include accumulated other comprehensive income as a component of shareholders’ equity. To the extent economic hedges do not qualify for hedge accounting, are ineffective, or are not documented as hedges in accordance with the new standards, gains and losses and any ineffectiveness will be charged to current period earnings.

If the Company were to adopt the standards at December 31, 2006, a payable to counterparties of $44.8 million, a due from ratepayers of $26.6 million, accumulated other comprehensive income of $30.6 million, a future tax liability of $16.8 million, and a charge to retained earning of $66.1 million would be recognized in the financial statements.

3.	FINANCIAL STATEMENT EFFECTS OF RATE REGULATION

General Information on Rate Regulation and its Economic Effects

A number of businesses within the Company are subject to regulation where regulators exercise statutory authority over matters such as construction, operation, rates, ratemaking agreements with customers. The Company’s significant regulated businesses and related accounting impacts are described below:

Enbridge System

The primary business activities of the Enbridge System are subject to regulation by the NEB. Tolls are set based on agreements with customers and are filed with the NEB for approval. In 2005, Enbridge and the Canadian Association of Petroleum Producers (CAPP) approved an incentive tolling settlement (ITS). The ITS is effective from January 1, 2005 to December 31, 2009 and defines the methodology for calculation of tolls and the revenue requirement on the core component of the Enbridge System in Canada. Toll adjustments, for variances from requirements defined in the ITS, are filed annually with the regulator for approval.

Athabasca Pipeline

The Athabasca Pipeline is regulated by the AEUB. Tolls are established based on long-term transportation agreements with individual shippers and taxes are recorded using the taxes payable method.

Vector Pipeline

Vector Pipeline is an interstate natural gas pipeline with a FERC approved tariff establishing rates, terms and conditions governing its service to customers. Rates are determined using a cost of service methodology. Tariff changes may only be implemented upon approval by the FERC. Tolls include a return on equity component of 12.96% (2005 -12.96%) before tax.

Alliance Pipeline

The US portion of the Alliance Pipeline (Alliance) is regulated by the FERC and the Canadian portion of the pipeline is regulated by the NEB. Shippers on Alliance entered into 15-year transportation contracts expiring in December 2015, with a cost of service toll methodology. Toll adjustments are filed annually with the regulator. The tolls include

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
a return on equity component of 10.85% (2005 – 10.85%) after tax for the US portion and 11.25% (2005 – 11.25%) after tax for the Canadian portion. Alliance tolls are based on a deemed 70% debt and 30% equity structure.
Enbridge Gas Distribution
EGD’s gas distribution operations are regulated by the OEB. EGD’s rates are set under a cost of service methodology with revenues charged to recover EGD’s forecast costs and to earn a rate of return on common equity. Applications for changes to rates are made annually and are submitted for approval by the OEB.
Forecast costs include gas commodity and transportation, operation and maintenance, depreciation, municipal taxes, interest and income taxes. The rate base is the average investment of permitted assets used in gas distribution, storage and transmission and an allowance for working capital. EGD’s 2006 approved rate of return on the rate base was 7.74% (2005 – 8.10%) after tax, and the approved rate of return on common equity was 8.74% (2005 – 9.57%) after tax based on a 35% deemed common equity.
Enbridge Gas New Brunswick
Enbridge Gas New Brunswick (EGNB) is regulated by the New Brunswick Board of Commissioners of Public Utilities Board (PUB) and follows a cost of service tolling methodology. An application for rate adjustments is filed annually for PUB approval. EGNB’s rate of return on the rate base was 9.78% (2005 – 9.46%) before tax and the approved rate of return on equity was 13% (2005 – 13%) before tax, based on equity which is capped at 50%.
Regulatory Risk and Uncertainties Affecting Recovery or Settlement
The recognition of regulatory assets and liabilities is based on the actions, or an expectation of the future actions, of the regulator. To the extent that the regulator’s actions differ from the Company’s expectations, the timing and amount of recovery or settlement of regulatory balances could differ significantly from those recorded.
Financial Statement Effects
To recognize the actions or expected actions of the regulator, the timing and recognition of certain revenues and expenses may differ from that otherwise expected for non rate-regulated entities.
Regulatory assets represent amounts that are expected to be recovered from customers in future periods through rates. Regulatory liabilities represent amounts that are expected to be refunded to customers in future periods through rates. In the absence of rate regulation, GAAP would not permit the recognition of regulatory assets or liabilities and the earnings impact would be recorded in the period the expenses are incurred or revenues are earned. Long-term regulatory assets are recorded in Deferred Amounts and Other Assets whereas current regulatory assets are recorded in Accounts Receivable and Other. Regulatory liabilities are recorded in Accounts Payable and Other.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Accounting for rate-regulated entities has resulted in recording the following regulatory assets and liabilities:

			Estimated
(millions of dollars)			Settlement	Earnings Impact[1]
December 31,	2006	2005	Period (years)	2006	2005

Regulatory Assets /(Liabilities)
Liquids Pipelines
Enbridge system tolling deferrals[2]	166.2	172.3	1	(6.1)	21.3

Gas Pipelines
Deferred transportation revenue[3]	203.8	187.6	17-19	9.8	14.6
Transportation revenue adjustment[4]	9.3	11.7	1	(1.4)	(0.3)

Sponsored Investments
Deferred transportation revenue[3]	47.4	30.0	19	7.3	0.1

Gas Distribution and Services
EGNB regulatory deferral[5]	101.8	82.7	34	12.4	14.4
Deferred taxes recoverable[6]	6.0	14.0	1	—	—
Class action lawsuit settlement[7]	22.0	0.8	2	13.5	—
Gas distribution access rule [8]	8.4	0.4	2	5.1	0.3
Ontario hearing cost[9]	9.2	11.9	2	(1.7)	2.5
Purchased gas variance[10]	(127.4)	28.1	1	(99.3)	49.2
Unaccounted for gas variance[11]	(11.7)	3.0	1	(9.4)	23.2
Deferred rebates[12]	(2.0)	(11.6)	1	—	—
Transactional services deferral[13]	(7.5)	(13.1)	1	—	—

1.	Represents the increase/(decrease) reflected in after tax earnings as a result of rate regulated accounting.

2.	Tolls on the Enbridge System are calculated in accordance with the ITS, System Expansion Program (SEP) II and the Terrace agreements and are established each year based on capacity, the allowed revenue requirement and the Terrace agreement. Where actual volumes shipped on the pipeline do not result in collection of the annual revenue requirement, a receivable is recognized and incorporated into tolls in the subsequent year. However, recovery is dependent on volumes shipped since each shipper is only responsible for their pro-rata share of the increase in tolls. In addition, other tolling deferrals occur in accordance with the various agreements.

3.	Deferred transportation revenue is related to the cumulative difference between GAAP depreciation expense of Alliance and Vector Pipelines and depreciation expense included in the regulated transportation rates. The Company expects to recover this difference over a number of years when depreciation rates in the transportation agreements are expected to exceed the GAAP depreciation rates, for Alliance beginning in 2011 and ending in 2025 and for Vector beginning in 2008 and ending in 2023. This regulatory asset is not included in the rate base.

4.	The transportation revenue adjustment is the cumulative difference between actual expenses of Alliance US and estimated expenses included in transportation rates. The transportation revenue adjustment is recoverable under the long-term transportation agreements and is not included in the rate base.

5.	A regulatory deferral account captures the difference between EGNB’s distribution revenues and its cost of service revenue requirement during the development period. The regulatory deferral account balance will be amortized over a recovery period approved by the PUB commencing at the end of the development period, currently expected in 2010. In a January 2005 decision, the PUB indicated that the recovery period would end no sooner than December 31, 2040.

6.	Deferred taxes recoverable relate to a former rental water heater program of EGD. On November 1, 2004, the OEB authorized EGD to collect $23.9 million after tax from ratepayers over a three-year period ending October 1, 2007. Collections are applied against the receivable and therefore do not impact earnings.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Class action lawsuit settlement deferral represents amounts paid towards the settlement of the class action lawsuit related to late payment penalties. This amount is expected to be recovered in future periods, subject to OEB approval.

8.	Gas Distribution Access Rule (GDAR) receivable represents amounts that are expended for the GDAR implementation, mandated by the OEB, which includes costs relating to consulting services for system design and development. The amount will be recovered from ratepayers in future periods, in accordance with the OEB’s approval.

9.	Ontario hearing costs are incurred by EGD for the rate hearing process. EGD has historically been granted OEB approval for recovery of such hearing costs, generally within two years.

10.	Purchased gas variance is the difference between the actual and approved cost of gas, including risk management costs. The approved cost of gas is reflected in rates. EGD has historically been granted approval for recovery or required refund of this variance within the year.

11.	Unaccounted for gas variance represents the difference between the total gas distributed by EGD and the amount of gas billed or billable to ratepayers, to the extent it is different from the approved gas variance. EGD has deferred unaccounted for gas variance and has historically been granted approval for recovery or required refund of this amount in the subsequent year.

12.	Deferred rebates are an accumulation of amounts required by the OEB to be refunded to EGD ratepayers but remain pending due to the inability to locate certain ratepayers. This amount will be refunded to ratepayers in the following year.

13.	Transactional services deferral represents the ratepayer portion of excess earnings generated from optimization of storage and pipeline capacity. EGD has historically been required to refund the amount to ratepayers in the following year.
Other Items Affected by Rate Regulation
Future Income Taxes
The regulated operations of the Company recover tax expense using the taxes payable method when prescribed by regulators for ratemaking purposes or when stipulated in ratemaking agreements. Therefore, rates do not include the recovery of future income taxes related to temporary differences. Consequently, the Company does not record future income taxes for regulated activities as the Company expects that all future income taxes will be recovered in rates when they become payable. GAAP requires the recognition of future income tax liabilities and future income tax assets in the absence of rate regulation. In the absence of rate regulation, future income taxes liabilities of $584.0 million (2005 – $654.1 million) associated with certain assets, primarily property, plant and equipment, would be recorded.
Net future income tax liabilities of $32.9 million (2005 – $77.8 million) are recorded and relate to certain regulatory deferral accounts identified above. Accumulated unrecorded future income tax assets of $64.7 million (2005 – $71.9 million) relate to the remaining regulatory deferral accounts identified above. In the absence of rate regulation, regulatory deferrals would not be recorded nor would the associated future income tax liabilities. As a result of these tax impacts, earnings during the year would increase by $65.0 million (2005 – decrease $10.0 million).
Allowance For Funds Used During Construction (AFUDC) and Other Capitalized Costs
AFUDC is included in the cost of property, plant and equipment and is depreciated over future periods as part of the total cost of the related asset. AFUDC includes both an interest component and, if approved by the regulator, a cost of equity component. In the absence of rate regulation, GAAP would permit the capitalization of only the interest component. Therefore, the capitalized equity component, the corresponding earnings during the construction phase, and the subsequent depreciation would not be recognized.
Certain regulators prescribe the pool method where similar assets with comparable useful lives are grouped and depreciated as a pool. When those assets are retired or otherwise disposed of, gains and losses are not reflected in income, but are booked as an adjustment to accumulated depreciation. Entities not subject to rate regulation write off the net book value of the retired asset and include any resulting gain or loss in earnings. With the pool method, it is not possible to identify the carrying value of the equity component of AFUDC or its effect on depreciation. Similarly, gains or losses on the retirement of specific fixed assets in any given year cannot be identified or quantified.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Operating Cost Capitalization

With the approval of the regulator, EGD capitalizes a percentage of certain operating costs into the rate base. EGD is authorized to charge depreciation and earn a return on the net book value of such capitalized costs in future years. In the absence of accounting for the effects of rate regulation, such costs would be charged to current earnings.

EGD entered into a consulting contract relating to asset management initiatives. The majority of the costs are being capitalized to gas mains in accordance with regulatory approval. At December 31, 2006, $66.4 million (2005 – $48.1 million) was included in gas mains, which are depreciated over the average service life of 25 years. In the absence of accounting for the effects of rate regulation, the majority of these costs would be charged to current earnings.

Pension Plans

Contributions made to the defined benefit pension plan for the regulated operations of Gas Distribution and Services are expensed as paid, consistent with the recovery of such costs in rates. GAAP requires pension costs and obligations for defined benefit pension plans to be determined using the projected benefit method and charged to earnings as services are rendered. Had pension costs and obligations been recognized, the net pension asset would have increased by $157.1 million at December 31, 2006 (2005 – $191.8 million) and earnings would have decreased by $0.5 million (2005 – $0.9 million).

Post-Employment Benefits Other than Pensions

The cost of providing post-employment benefits other than pensions (OPEB) for the regulated operations of Gas Distribution and Services is expensed when paid, consistent with the recovery of such costs in rates. In the absence of accounting for the effects of rate regulation, the cost of such benefits is accrued during the years employees render service. Had these costs been accrued, the net OPEB liability would have increased by $67.1 million (2005 – $60.2 million) and earnings would have decreased by $5.5 million (2005 – $4.0 million).

4.	SEGMENTED INFORMATION
Year ended December 31, 2006

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate[1]	Consolidated

Revenues	1,048.1	345.9	254.7	8,981.6	14.2	—	10,644.5
Commodity costs	—	—	—	(7,824.6)	—	—	(7,824.6)
Operating and administrative	(391.2)	(96.0)	(67.7)	(485.8)	(18.2)	(25.3)	(1,084.2)
Depreciation and amortization	(153.4)	(87.5)	(71.9)	(269.1)	(0.9)	(4.6)	(587.4)

	503.5	162.4	115.1	402.1	(4.9)	(29.9)	1,148.3
Income from equity investments	(0.2)	—	111.5	17.0	52.2	(0.2)	180.3
Other investment income	3.2	9.2	2.9	17.8	45.2	29.5	107.8
Interest and preferred share dividends	(102.4)	(73.3)	(60.0)	(197.8)	—	(140.5)	(574.0)
Non-controlling interest	(1.6)	—	(48.0)	(5.1)	—	—	(54.7)
Income taxes	(128.3)	(37.1)	(34.7)	(55.8)	(9.3)	72.9	(192.3)

Earnings applicable to common shareholders	274.2	61.2	86.8	178.2	83.2	(68.2)	615.4

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2005

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	881.0	364.3	249.0	6,947.1	11.7	—	8,453.1
Commodity costs	—	—	—	(5,728.4)	—	—	(5,728.4)
Operating and administrative	(311.4)	(95.5)	(60.1)	(549.3)	(17.5)	(23.8)	(1,057.6)
Depreciation and amortization	(145.6)	(94.3)	(71.5)	(257.3)	(1.2)	(5.4)	(575.3)

	424.0	174.5	117.4	412.1	(7.0)	(29.2)	1,091.8
Income from equity investments	0.8	—	48.6	8.9	58.5	—	116.8
Other investment income	0.4	5.9	27.3	30.6	39.7	38.5	142.4
Interest and preferred share
dividends	(96.5)	(81.9)	(61.8)	(178.8)	—	(127.1)	(546.1)
Non-controlling interest	(2.1)	—	(21.2)	(3.8)	(0.5)	—	(27.6)
Income taxes	(97.5)	(38.7)	(45.5)	(90.2)	(3.3)	53.9	(221.3)

Earnings applicable to common shareholders	229.1	59.8	64.8	178.8	87.4	(63.9)	556.0

Year ended December 31, 2004

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of dollars)	Pipelines	Pipelines	Investments	and Services[2]	International	Corporate	Consolidated

Revenues	872.7	271.7	—	6,631.1	32.3	—	7,807.8
Commodity costs	—	—	—	(5,184.3)	—	—	(5,184.3)
Operating and administrative	(310.1)	(55.1)	—	(577.0)	(38.6)	(34.2)	(1,015.0)
Depreciation and amortization[3]	(145.4)	(65.7)	—	(308.4)	(1.9)	(3.6)	(525.0)

	417.2	150.9	—	561.4	(8.2)	(37.8)	1,083.5
Income from equity investments	1.1	—	79.5	29.4	49.6	0.7	160.3
Other investment income	1.0	0.8	52.9	23.5	31.6	14.1	123.9
Gain on sale of investment	—	—	—	121.5	—	—	121.5
Interest and preferred share dividends	(101.4)	(65.6)	—	(211.1)	(0.2)	(153.9)	(532.2)
Non-controlling interest	(0.3)	—	(20.2)	(2.3)	0.3	—	(22.5)
Income taxes	(97.7)	(32.3)	(46.0)	(209.3)	0.5	95.6	(289.2)

Earnings applicable to common shareholders	219.9	53.8	66.2	313.1	73.6	(81.3)	645.3

The measurement basis for preparation of segmented information is consistent with the significant accounting policies described in Note 1.

1.	Corporate includes new business development activities and investing and financing activities, including general corporate investments and financing costs not allocated to the business segments.

2.	Gas Distribution and Services includes 15 months of results for EGD and other gas distribution businesses, for the year end December 31, 2004. This change eliminated the quarter lag basis of consolidation and resulted in additional earnings of $57.2 million.

3.	Depreciation and amortization expense in Gas Distribution and Services includes a $12.4 million impairment loss on the Calmar Gas Plant.
Total Assets

(millions of dollars)
December 31,	2006	2005

Liquids Pipelines	4,004.4	3,594.2
Gas Pipelines	2,297.0	2,321.8
Sponsored Investments	2,841.5	2,451.9
Gas Distribution and Services	7,635.4	7,318.5
International	917.2	894.9
Corporate	683.8	629.6

	18,379.3	17,210.9

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Additions to Property, Plant and Equipment

(millions of dollars)
December 31,	2006	2005	2004

Liquids Pipelines	428.8	258.6	83.3
Gas Pipelines	110.8	10.1	10.6
Sponsored Investments	33.4	15.5	—
Gas Distribution and Services	611.1	434.0	402.1
International and Corporate	23.4	5.9	0.4

	1,207.5	724.1	496.4

Geographic Information
Revenues1

(millions of dollars)
December 31,	2006	2005	2004

Canada	7,968.7	6,747.5	6,297.6
United States	2,661.6	1,693.9	1,482.6
Other	14.2	11.7	27.6

	10,644.5	8,453.1	7,807.8

1.	Revenues are based on the country of origin of the product or services sold.
Property, Plant and Equipment

(millions of dollars)
December 31,	2006	2005

Canada	8,859.7	8,290.0
United States	2,401.8	2,216.0
Other	3.2	4.1

	11,264.7	10,510.1

5.	ACQUISITIONS AND DISPOSITIONS

On February 1, 2006, Enbridge acquired a 65% common share interest in the Olympic Pipe Line Company for $112.7 million. In 2005, the Company acquired interests in five other businesses for a total of $106.6 million, including $6.8 million paid in common shares of the Company.

(millions of dollars)	Olympic	Combined
Year ended December 31,	2006	2005

Fair Value of Assets Acquired:
Property, plant and equipment	107.0	66.6
Intangibles	—	25.7
Other assets	5.0	0.7
Future income taxes	(6.1)	(16.3)
Other liabilities	(17.0)	(0.9)

	88.9	75.8
Goodwill	23.8	30.8

	112.7	106.6

Purchase Price:
Cash (2006, net of $1.6 million cash acquired)	112.7	88.6
Contingent consideration	—	11.2
Shares issued	—	6.8
Deposit paid in 2005	(11.3)	—

	101.4	106.6

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Enbridge Offshore System

On December 31, 2004, the Company acquired offshore natural gas pipeline assets located in the Gulf of Mexico, from Shell US Gas & Power LLC for cash consideration of $754.0 million.

AltaGas Income Trust (AltaGas)

During 2004, the Company disposed of its investment in AltaGas for cash proceeds of $346.7 million net of underwriting fees, resulting in an after-tax gain of $97.8 million ($121.5 million pre-tax).

6.	PROPERTY, PLANT AND EQUIPMENT

(millions of dollars)

	Weighted Average		Accumulated
December 31, 2006	Depreciation Rate	Cost	Depreciation	Net

Liquids Pipelines
Pipeline	2.3%	2,781.6	1,241.3	1,540.3
Pumping Equipment, Buildings
Tanks and Other	3.7%	2,501.3	874.1	1,627.2
Land and Right-of-Way	1.7%	40.1	18.4	21.7
Under Construction		304.8	—	304.8

		5,627.8	2,133.8	3,494.0

Gas Pipelines
Pipeline	3.7%	1,999.7	397.0	1,602.7
Land and Right-of-Way	2.7%	46.3	8.0	38.3
Metering and Other	4.5%	128.0	20.1	107.9
Under Construction		64.2	—	64.2

		2,238.2	425.1	1,813.1

Sponsored Investments
Pipeline	4.4%	1,294.1	140.5	1,153.6
Other	5.2%	78.7	4.5	74.2

		1,372.8	145.0	1,227.8

Gas Distribution and Services
Gas Mains	4.2%	2,342.2	531.3	1,810.9
Gas Services	4.5%	1,933.6	523.6	1,410.0
Regulating and Metering Equipment	3.9%	624.5	153.9	470.6
Storage	2.7%	270.3	60.2	210.1
Computer Technology	18.1%	346.6	195.3	151.3
Other	2.6%	735.2	112.1	623.1

		6,252.4	1,576.4	4,676.0

Other	7.0%	86.3	32.5	53.8

		15,577.5	4,312.8	11,264.7

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(millions of dollars)

	Weighted Average		Accumulated
December 31, 2005	Depreciation Rate	Cost	Depreciation	Net

Liquids Pipelines
Pipeline	2.4%	2,468.3	1,173.5	1,294.8
Pumping Equipment, Buildings
Tanks and Other	3.8%	2,263.9	801.3	1,462.6
Land and Right-of-Way	1.9%	36.9	17.9	19.0
Under Construction	—	330.5	2.1	328.4

		5,099.6	1,994.8	3,104.8

Gas Pipelines
Pipeline	4.0%	1,930.9	309.4	1,621.5
Land and Right-of-Way	2.8%	45.1	6.3	38.8
Metering and Other	5.5%	125.5	13.9	111.6
Under Construction	—	22.0	—	22.0

		2,123.5	329.6	1,793.9

Sponsored Investments
Pipeline	3.2%	1,340.2	142.9	1,197.3
Other	9.5%	28.4	7.3	21.1

		1,368.6	150.2	1,218.4

Gas Distribution and Services
Gas Mains	4.1%	2,146.9	462.7	1,684.2
Gas Services	4.5%	1,883.8	473.2	1,410.6
Regulating and Metering Equipment	3.8%	600.8	135.9	464.9
Storage	2.7%	267.7	54.4	213.3
Computer Technology	17.2%	333.9	168.7	165.2
Other	3.8%	523.0	103.0	420.0

		5,756.1	1,397.9	4,358.2

Other	8.8%	61.8	27.0	34.8

		14,409.6	3,899.5	10,510.1

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7.	JOINT VENTURES

Enbridge has joint venture interests in the following entities:

(millions of dollars)

	Ownership	Net Assets
December 31,	Interest	2006	2005

Liquids Pipelines
Mustang Pipeline	30.0%	25.3	21.7
Hardisty Caverns	50.0%	33.2	34.7
Olympic Pipe Line	65.0%	111.1	—

Gas Pipelines
Alliance Pipeline US	50.0%	422.7	415.5
Vector Pipeline	60.0%	442.3	448.4
Enbridge Offshore Pipelines – various joint ventures	22.0% - 75.0%	517.4	503.0

Sponsored Investments
Alliance Pipeline Canada	50.0%	357.7	368.3
Other	33.0% - 50.0%	56.4	—

Gas Distribution and Services
Aux Sable	42.7%	178.7	180.7
CustomerWorks	70.0%	48.1	68.0
Other	33.0% - 50.0%	7.2	34.6

		2,200.1	2,074.9

The following summarizes the impact of the joint ventures on the consolidated financial statements of Enbridge:

(millions of dollars)
Year ended December 31,	2006	2005	2004

Earnings
Revenues	939.4	1,402.5	989.7
Commodity costs	(184.8)	(608.2)	(482.4)
Operating and administrative	(257.2)	(320.7)	(241.3)
Depreciation and amortization	(164.8)	(162.3)	(81.5)
Interest expense	(110.8)	(117.1)	(66.6)
Investment and other income	7.3	4.6	2.2

Proportionate share of earnings	229.1	198.8	120.1

Cash Flows
Cash provided by operations	318.3	271.1	158.7
Cash used in investing activities	(59.5)	(13.4)	(32.0)
Cash used in financing activities	(258.9)	(268.0)	(126.0)

Proportionate share of increase/(decrease) in cash and cash equivalents	(0.1)	(10.3)	0.7

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(millions of dollars)
December 31,	2006	2005

Financial Position
Current assets	178.7	273.7
Property, plant and equipment, net	3,224.6	3,168.2
Deferred amounts and other assets	288.5	245.6
Current liabilities	(151.8)	(231.8)
Long-term debt	(1,315.4)	(1,366.0)
Other long-term liabilities	(24.5)	(14.8)

Proportionate share of net assets	2,200.1	2,074.9

Included in the Company’s proportionate share of cash from joint ventures is $7.2 million (2005 – $16.4 million) held in trust for operating purposes, pursuant to finance agreements held by joint ventures.

8.	LONG – TERM INVESTMENTS

(millions of dollars)

	Ownership
December 31,	Interest	2006	2005

Equity Investments
Liquids Pipelines
Chicap Pipeline	22.8%	21.5	21.7

Sponsored Investments
The Partnership	16.6%	1,105.5	738.1

Gas Distribution and Services
Noverco Common Shares	32.1%	37.0	28.7
Other		1.4	1.3

International
Compañía Logistica de Hidrocarburos CLH, S.A.	25.0%	662.2	596.1

Corporate		17.1	2.2

Cost Investments
Gas Distribution and Services
Noverco Preferred Shares		181.4	181.4
Fuel Cell Energy		25.0	25.0
International
Oleoducto Central S.A. (OCENSA)		223.3	223.3
Corporate
Value Creation		25.0	25.0

		2,299.4	1,842.8

Equity investments include the unamortized excess of the purchase price over the underlying net book value of the investee’s assets at the purchase date of $617.5 million at December 31, 2006 (2005 – $560.1 million). The excess is attributable to the value of property, plant and equipment within the investees based on estimated fair values and is amortized over the economic life of the assets. Consolidated retained earnings at December 31, 2006 include undistributed earnings from equity investments of $10.4 million (2005 – $12.3 million).
The Partnership
The Company has a combined 16.6% ownership in EEP, through a 2.0% interest in general partner units, a 5.0% interest in Class B units, a 6.9% interest in Class C units, and a 2.7% interest in EEP via a 17.2% investment in EEM, which owns 100% of EEP’s i-units.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The aggregate Class B, Class C and general partner units are recorded at $560.5 million (2005 – $246.5 million). Although 82.8% of EEM is widely held, the Company has voting control, and therefore consolidates EEM, including its investment in EEP of $545.0 million (2005 – $491.6 million). As a result, in 2006, the Company recorded EEM’s equity investment income of $52.2 million (2005 – $14.4 million) and non-controlling interests of $27.8 million (2005 – $12.4 million).
During the year, the Company acquired 5.4 million Class C units of EEP for $280.2 million. The Class C units have the same voting rights as Class A and B units and are entitled to quarterly distributions equal to those paid to Class A and B unitholders. Prior to August 15, 2009, distributions are paid in additional Class C units, where Class C units are valued at the market value of Class A units. After August 15, 2009, distributions will be paid in cash and, subject to the approval of existing Class A and Class B unitholders, Class C units will convert to Class A units on a one-to-one basis. If approval of the conversion is not received, the Class C units will receive cash distributions equal to 115% of those paid to Class A unitholders.
In 2005, EEP completed public issuances of partnership units. As the Company elected not to fully participate in these offerings, its effective interest in EEP was reduced to 10.9% from 11.6%, resulting in recognition of a dilution gain of $8.9 million (2004 – $7.6 million), net of tax and minority interest.
Noverco
The Company owns a cost investment in Noverco of $181.4 million (2005 – $181.4 million), which is entitled to a cumulative preferred dividend based on the average yield of Government of Canada bonds maturing in greater than 10 years plus 4.34%. The fair value of the investment approximates its carrying value as its return is based on a floating rate.
The Company also owns an equity investment in the common shares of Noverco of $37.0 million (2005 – $28.7 million). Noverco owns an approximate 9.5% reciprocal shareholding in the shares of the Company. As a result, the Company has an indirect pro-rata interest of 3.2% (2005 – 3.2%) in its own shares. Both the equity investment in Noverco and shareholders’ equity have been reduced by the reciprocal shareholding of $135.7 million (2005 – $135.7 million). Noverco records dividends paid by the Company as dividend income and the Company eliminates these dividends from the earnings of Noverco. The Company records the pro-rata portion of dividends paid by the Company to Noverco as a reduction of dividends paid and an increase in the Company’s investment in Noverco.
In 2005, the Company reclassified $51.2 million in dividends paid to Noverco representing the reciprocal portion of dividends paid to Noverco from September 1, 1997 to December 31, 2004. The reclassification increased equity investments and retained earnings by $51.2 million.
CLH
The Company owns a 25% equity interest in CLH of $662.2 million (2005 – $596.1 million), a refined products transportation and storage company in Spain.
OCENSA
The Company owns a cost investment in OCENSA, a crude oil export pipeline in Colombia of $223.3 million (2005 – $223.3 million), which earns a fixed rate of return. The fair value of this investment is approximately $245.9 million (2005 – $257.9 million), estimated using year-end market information.
Enbridge Income Fund
The Company owns 14.5 million subordinated units of EIF and 38.0 million preferred units of Enbridge Commercial Trust (ECT), a subsidiary of EIF, at December 31, 2006. The Company consolidates EIF in accordance with the accounting guideline for Consolidation of Variable Interest Entities, prior to January 1, 2005, EIF was accounted for as an equity investment and the ECT preferred units were accounted for as a cost investment. The market value of the subordinated units of EIF at December 31, 2006 is $191.4 million (2005 – $210.0 million).
At the request of the Company, subject to certain conditions, ECT will repurchase and cancel the ECT preferred units based on the net issue price realized from the sale (or that could be realized from the sale) of an ordinary trust unit to the public. The ECT preferred units have no voting rights and mature on June 30, 2033 at which time ECT is obligated to redeem all of the outstanding ECT preferred units for a price of ten dollars per unit. The economic

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
terms of these units are similar to those of ordinary common units. As such, the approximate fair value of these preferred units, valued at the December 31, 2006 closing price of $13.20 per ordinary trust unit (2005 – $14.48), is $501.9 million (2005 – $550.6 million).

9.	DEFERRED AMOUNTS AND OTHER ASSETS

(millions of dollars)

December 31,	2006	2005

Regulatory deferrals	395.9	336.3
Contractual receivables	142.8	132.5
Long-term portion of hedge fair value changes	205.1	221.1
Deferred pension funding	56.0	61.7
Deferred financing charges	52.7	42.8
Other	72.0	56.3

	924.5	850.7

At December 31, 2006, deferred amounts of $146.8 million (2005 – $129.8 million) were subject to amortization and are presented net of accumulated amortization of $67.6 million (2005 – $62.1 million). Amortization expense in 2006 was $10.1 million (2005 – $12.5 million; 2004 – $13.9 million).

10.	INTANGIBLE ASSETS

(millions of dollars)

	Weighted
	Average
	Amortization		Accumulated
December 31, 2006	Rate	Cost	Amortization	Net

Transportation agreements
(includes US$119.6 million)	4.2%	261.5	28.4	233.1
Customer lists	7.1%	9.8	1.4	8.4

		271.3	29.8	241.5

(millions of dollars)

	Weighted
	Average
	Amortization		Accumulated
December 31, 2005	Rate	Cost	Amortization	Net

Transportation agreements
(includes US $119.6 million)	4.2%	261.6	18.1	243.5
Customer lists	7.1%	9.8	0.7	9.1

		271.4	18.8	252.6

Amortization expense of $11.0 million was recorded for the year ended December 31, 2006 (2005 - $11.1 million).

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11.	GOODWILL

(millions of dollars)

				Gas
	Liquids	Gas	Sponsored	Distribution
	Pipelines	Pipelines	Investments	and Services	Consolidated

Balance at January 1, 2005	—	31.5	—	—	31.5

Acquisitions	—	—	—	30.8	30.8
Included in EIF consolidation	—	—	308.1	—	308.1
Effects of foreign exchange	—	(1.6)	—	(1.6)	(3.2)

Balance December 31, 2005	—	29.9	308.1	29.2	367.2

Olympic Pipe Line acquisition	23.8	—	—	—	23.8
Foreign exchange and other	0.7	—	—	3.2	3.9

Balance at December 31, 2006	24.5	29.9	308.1	32.4	394.9

12.	DEBT

(millions of dollars)

	Weighted Average
December 31,	Interest Rate	Maturity	2006	2005

Liquids Pipelines
Debentures	8.20%	2024	200.0	200.0
Medium-term notes	5.62%	2009-2036	824.6	673.0
Other[1]			131.0	166.4

Gas Distribution and Services
Debentures	10.98%	2009-2024	585.0	585.0
Medium-term notes	5.75%	2008-2036	1,665.0	1,190.0
Other			8.2	11.7

Corporate
US Dollar term notes
(US$417.0 million, 2005 – US$417.0 million)	5.82%	2007-2015	485.9	486.2
Medium-term notes	5.71%	2007-2035	2,094.9	1,988.4
Preferred securities	7.80%	2051	200.0	200.0
Other[2]			1,396.4	1,179.6

Total Debt			7,591.0	6,680.3
Current Maturities			(537.0)	(401.2)

Long-Term Debt			7,054.0	6,279.1

1.	Primarily commercial paper borrowings.

2.	Primarily commercial paper borrowings. Includes US$348.4 million (2005 – US$256.9 million).
Short-term debt of $1,519.1 million (2005 – $1,340.5 million) is supported by the availability of long-term committed credit facilities and has been classified as long-term debt.
Long-term debt maturities for the years ending December 31, 2007 through 2011 are $537.0 million, $602.7 million, $200.9 million, $601.1 million and $151.1 million, respectively. The Company’s debentures and medium-term notes bear interest at fixed rates.
The Company has $200.0 million of 7.8% Preferred Securities outstanding. The Preferred Securities are redeemable on February 15, 2007. On December 18, 2006 the Company announced its intention to redeem all

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8,000,000 Preferred Securities. The redemption price is $25.00 per Preferred Security plus accrued and unpaid interest of $0.2458 per security for the period covering from the last interest payment date of December 31, 2006 to the redemption date of February 15, 2007.
Interest Expense

(millions of dollars)
Year ended December 31,	2006	2005	2004

Long-term debt	403.4	382.8	442.8
Non recourse long-term debt	104.9	112.1	54.5
Commercial paper and other short-term debt	60.3	40.6	21.7
Short-term borrowings	19.1	12.7	10.5
Capitalized	(20.6)	(9.0)	(4.2)

	567.1	539.2	525.3

In 2006, total interest paid was $563.3 million (2005 – $537.1 million; 2004 – $549.3 million).
Credit Facilities

(millions of dollars)
December 31, 2006	Expiry Dates	Available	Drawdowns

Liquids Pipelines	2007	150.0	—
Gas Distribution and Services	2007	1,005.8	2.7
Corporate	2007-2011	1,908.7	291.3

		3,064.5	294.0

Credit facilities carry a weighted average standby fee of 0.064% per annum on the unutilized portion and drawdowns bear interest at prevailing market rates. The credit facilities serve as a backstop to the commercial paper programs and the Company has the option to extend the facilities from 2007 to 2008.
13. NON – RECOURSE DEBT

(millions of dollars)

	Weighted
	Average
December 31,	Interest Rate	Maturity	2006	2005

Gas Pipelines
Credit Facilities of Alliance Pipeline US (US$6.0 million, 2005 – US$7.7 million)	5.75%	2011	6.9	8.9
Senior Notes of Alliance Pipeline US (US$469.5 million, 2005 – US$495.0 million)	6.73%	2015-2025	547.1	577.2
Capital lease obligations	11.18%	2013-2020	49.6	50.6
Gas Distribution and Services
Term debt of Aux Sable (US$5.8 million, 2005 – US $4.2 million)	7.13%	2008-2010	6.8	4.9
Capital lease obligations	12.20%	2016-2021	5.4	6.3
Sponsored Investments
Credit Facility of Enbridge Income Fund	6.53%	2009	69.0	11.0
Credit Facility of Alliance Pipeline Canada	4.78%	2011	25.4	24.1
Medium Term Notes of Enbridge Income Fund	4.70%	2009-2014	190.0	190.0
Senior Notes of Alliance Pipeline Canada	6.80%	2015-2025	733.7	761.6
Fair value increment on Senior Notes acquired			48.2	53.5

Total Non -Recourse Debt			1,682.1	1,688.1
Current Maturities			(60.1)	(68.2)

Long -Term Non-Recourse Debt			1,622.0	1,619.9

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Long-term debt maturities on non-recourse borrowings for the years ending December 31, 2007 through 2011 are $60.1 million, $65.0 million, $241.3 million, $79.3 million and $106.8 million, respectively.
Alliance Pipeline US
The Senior Notes bear interest at fixed rates, are payable semi-annually each June 30 and December 31. The credit facility is an extendible revolving facility with a five year term.
Enbridge Income Fund
The Medium Term Notes (MTNs) bear interest at fixed rates and are redeemable by EIF prior to maturity, in whole or in part, at the option of EIF. Interest on the MTNs is payable semi-annually in June and December. EIF has a three year revolving credit facility. Interest on the Senior Notes of Alliance Pipeline Canada bears interest at fixed rates, is payable semi-annually in June and December. Alliance Pipeline Canada’s credit facility is an extendible revolving facility with a five year term.
14. NON – CONTROLLING INTERESTS

(millions of dollars)

December 31,	2006	2005

EEM	398.5	370.1
EGD preferred shares	100.0	100.0
EIF	167.3	165.5
EGNB	39.8	46.9
Other	9.6	8.5

	715.2	691.0

Non-controlling interest in EEM represents the 82.8% of the listed shares of EEM not held by the Company.
The Company owns 100% of the common shares of EGD; however, the 4,000,000 4.82% Cumulative Redeemable EGD Preferred Shares held by a third party are entitled to a claim on the assets of EGD prior to the common shareholder. Subsequent to July 1, 2009, EGD may, at its option, redeem all or a portion of the outstanding preferred shares for $25.00 plus all accrued and unpaid dividends to the redemption date. The preferred shares have no fixed maturity date.
Non-controlling interest in EIF represents the 58.1% held by ordinary unitholders. Non-controlling interest in EGNB represents 30.4% held by third parties.
15. SHARE CAPITAL
The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares.
Common Shares

(millions of dollars; number of common shares in millions)
December 31,	2006		2005		2004

	Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount

Balance at beginning of year	348.9	2,343.8	346.2	2,282.4	343.8	2,238.0
Exercise of stock options	2.4	53.9	2.1	40.0	2.0	33.4
Dividend Reinvestment and Share Purchase Plan	0.5	18.4	0.4	14.6	0.4	11.0
Issued for business acquisition	—	—	0.2	6.8	—	—

Balance at end of year	351.8	2,416.1	348.9	2,343.8	346.2	2,282.4

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Preferred Shares

The 5,000,000 5.5% Cumulative Redeemable Preferred Shares, Series A are entitled to fixed, cumulative, quarterly preferential dividends of $1.375 per share per year. Subsequent to December 31, 2006, the Company may, at its option, redeem all or a portion of the outstanding preferred shares for $25.25, if redeemed on or prior to December 1, 2007; $25.00, if redeemed thereafter, in each case all accrued and unpaid dividends will be paid on redemption.
Earnings Per Common Share

Earnings per common share is calculated by dividing earnings applicable to common shareholders by the weighted average number of common shares outstanding. The weighted average number of shares outstanding has been reduced by the Company’s pro-rata weighted average interest in its own common shares of 10.6 million shares (2005 – 10.6 million shares), resulting from the Company’s reciprocal investment in Noverco.
The treasury stock method is used to determine the dilutive impact of stock options. This method assumes that any proceeds from the exercise of stock options would be used to purchase common shares at the average market price during the period.

(number of common shares in millions)
December 31,	2006	2005	2004

Weighted average shares outstanding	340.0	337.4	334.4
Effect of dilutive options	3.3	3.8	2.8

Diluted weighted average shares outstanding	343.3	341.2	337.2

For the year ended December 31, 2006, 1,548,900 anti-dilutive stock options (2005 – nil; 2004 – 1,750,800) with a weighted average exercise price of $36.47 (2004 – $25.73) were excluded from the diluted earnings per share calculation.
Dividend Reinvestment and Share Purchase Plan

Under the plan, registered shareholders may reinvest dividends in common shares of the Company and make additional optional cash payments to purchase common shares, free of brokerage or other charges.
Shareholder Rights Plan

The Shareholder Rights Plan is designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the Company’s outstanding common shares without complying with certain provisions set out in the plan or without approval of the Company’s Board of Directors. Should such an acquisition occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.
16. STOCK OPTION AND STOCK UNIT PLANS
The Company maintains three plans for mid to long-term incentive compensation: the Incentive Stock Option Plan (ISO), the Performance Stock Unit Plan (PSU) and the Restricted Stock Unit Plan (RSU). The Company’s ISO Plan includes Fixed Stock Options (FSOs) and Performance Based Stock Options (PBOs). A maximum of 30 million common shares are reserved for issuance under the ISO plan. The PSU and RSU plans grant notional units equivalent to one Enbridge common share and are payable in cash.
Fixed Stock Options

Key employees are granted FSOs to purchase common shares at the market price on the grant date. Generally, FSOs vest in equal annual installments over a four-year period and expire ten years after the issue date. Compensation expense recorded for the year ended December 31, 2006 for FSOs is $10.5 million (2005 – $5.5 million; 2004 – $3.7 million).

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Outstanding Fixed Stock Options

(options in thousands; exercise price in dollars)
December 31,	2006		2005		2004

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercised
	Number	Price	Number	Price	Number	Price

Options at beginning of year	9,434	22.09	9,650	19.86	9,482	17.98
Options granted	1,595	36.41	1,533	31.70	1,782	25.74
Options exercised	(1,698)	19.38	(1,617)	17.51	(1,558)	15.04
Options cancelled or expired	(145)	28.81	(132)	26.39	(56)	23.65

Options at end of year	9,186	24.97	9,434	22.09	9,650	19.86

Options vested	5,323	20.54	5,248	18.74	5,042	17.21

The total intrinsic value of FSOs exercised during the year ended December 31, 2006 was $27.8 million (2005 – $21.3 million; 2004 – $17.2 million) and cash received on exercise was $32.9 million (2005 – $28.3 million; 2004 – $23.4 million). Intrinsic value represents the difference between the Company’s share price and the exercise price, multiplied by the number of options.
The total intrinsic value of FSOs outstanding and vested at December 31, 2006 was $99.1 million and $81.0 million, respectively.
Fixed Stock Option Characteristics

(options in thousands; exercise price in dollars)
December 31, 2006		Options Outstanding		Options Vested

		Weighted
		Average	Weighted		Weighted
Exercise	Number	Remaining	Average	Number	Average
Price Range	(000’s)	Life (years)	Exercise Price	(000’s)	Exercise Price

10.00-14.99	692	2.5	13.20	692	13.20
15.00-19.99	1,613	2.9	18.18	1,613	18.18
20.00-24.99	2,459	5.3	21.26	2,008	21.36
25.00-29.99	1,484	6.9	25.74	679	25.74
30.00-34.99	1,433	8.0	31.79	331	31.70
35.00-36.47	1,505	9.1	36.47	-	-

	9,186	6.0	24.97	5,323	20.54

Assumptions used to determine the fair value of the FSOs using the Black-Scholes model are as follows:

Year ended December 31,	2006	2005	2004

Fair value per option (dollars)	6.30	5.31	3.85

Valuation assumptions[1]
Expected option term (years)	8	8	8
Expected volatility	19%	16%	15%
Expected dividend yield	3.23%	3.17%	3.54%
Risk-free interest rate	4.16%	4.40%	4.80%

1.	The expected option term and the expected volatility are based on historical information.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Performance Based Options
PBOs are granted to executive officers and become exercisable when both performance targets and service requirements have been met. As of December 31, 2006, all performance targets have been met. Service requirements are fulfilled evenly over a five-year term ending September 2007. Outstanding PBOs will expire on September 16, 2010.
Outstanding Performance Based Options

(options in thousands; exercise price in dollars)
December 31,	2006		2005		2004

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Number	Price	Number	Price	Number	Price

Options at beginning of year	2,105	21.57	2,555	20.68	2,992	20.03
Options exercised	(645)	18.00	(450)	16.51	(437)	16.20
Options cancelled	(81)	23.15	—	—	—	—

Options at end of year	1,379	23.15	2,105	21.57	2,555	20.68

Options vested	1,119	23.15	1,457	20.87	936	16.41

The total intrinsic value of PBOs exercised during the year ended December 31, 2006 was $11.4 million (2005 – $7.8 million; 2004 – $4.3 million) and cash received on exercise was $11.6 million (2005 – $7.4 million; 2004 – $7.1 million).
The total intrinsic value of PBOs outstanding and vested at December 31, 2006 is $17.4 million and $14.1 million, respectively.
Contributed Surplus

(millions of dollars)

December 31,	2006	2005

Balance at beginning of year	10.0	5.4
Stock-based compensation	10.5	5.5
Option exercises	(2.2)	(0.9)

Balance at end of year	18.3	10.0

Pro Forma Compensation Expense

If the Company had used the fair value method to account for stock based compensation granted in fiscal 2002, earnings would have been $1.5 million lower for the year ended December 31, 2006 (2005 – $4.0 million; 2004 – $4.0 million), resulting in no reduction in basic earnings per share (2005 & 2004 – $0.01) and no reduction in diluted earnings per share (2005 & 2004 – $0.01).
Unrecognized Compensation Expense

As of December 31, 2006, unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the ISO plan was $13.4 million. The cost is expected to be recognized over a period of 2.5 years.
Performance Stock Units

The Company has a PSU Plan for senior officers where cash awards are paid following a three-year performance cycle. Awards are calculated by multiplying the number of units outstanding at the end of the performance period by the Company’s current share price and by a performance multiplier as determined by the Company’s total shareholder return over the three-year performance period relative to a specified peer group of companies. The performance multiplier ranges from 0, if the Company’s performance fails to meet threshold performance levels, to a maximum of 2, if the Company outperforms its peer group. During the three-year period, the number of PSUs

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
outstanding is increased to include additional PSUs equal to the number of additional shares that would have been received had the PSUs been treated as shares enrolled in the Dividend Reinvestment Plan (DRIP).
Compensation expense recorded for the year ended December 31, 2006 for PSUs is $4.1 million (2005 – $2.5 million; 2004 – $0.5 million). An estimated performance multiplier of 0.7, 1 and 1 has been used to calculate the expense based upon historical performance for the 2004, 2005 and 2006 grants, respectively.
Outstanding Performance Stock Units

December 31,	2006	2005	2004

Units at beginning of year	200,652	67,688	—
Units granted	117,900	130,130	65,950
Units cancelled	—	(3,265)	—
DRIP	10,164	6,099	1,738

Units at end of year	328,716	200,652	67,688

Of the PSUs outstanding at December 31, 2006, 71,991 units have a performance period ending March 8, 2007, 135,063 units have a performance period ending January 1, 2008 and 121,662 units have a performance period ending January 1, 2009. The total intrinsic value of PSUs outstanding at December 31, 2006 is $12.4 million.
Restricted Stock Units
On September 1, 2006, the Company granted 181,882 RSUs to certain non-executive employees of the Company. The RSUs mature on November 30, 2008 at which time the RSU holders will receive cash equal to the Company’s current share price for each RSU held. During the vesting period, the number of RSUs outstanding is increased to include additional units equal to the number of additional shares that would have been received had the RSUs been treated as shares enrolled in the DRIP. Compensation expense recorded for the year ended December 31, 2006 for RSUs is $0.8 million.
Outstanding Restricted Stock Units

December 31,	2006

Units at beginning of year	—
Units granted	181,882
DRIP	1,371

Units at end of year	183,253

The total intrinsic value of RSUs outstanding at December 31, 2006 is $7.4 million.
Unrecognized Compensation Expense
As of December 31, 2006, unrecognized compensation expense related to non-vested units granted under the PSU and RSU plans was $11.3 million, expected to be recognized over a period of 1.8 years.
17. FINANCIAL   INSTRUMENTS
Derivative Financial Instruments Used for Risk Management
The Company is exposed to movements in foreign currency exchange rates, interest rates and the price of energy commodities. In order to manage these exposures, the Company utilizes derivative financial instruments to create offsetting financial positions to specific exposures. These exposures include the following:
Foreign Exchange
The Company has exposure to foreign currency exchange rates, arising from its Euro and U.S. dollar denominated investments, where both carrying values and earnings are subject to foreign exchange risk. The Company utilizes par forward contracts and cross currency swaps to manage a portion of the foreign exchange exposure related to changes in carrying values. Cross currency swaps of US$117.0 million (2005 – US$117.0 million) hedge the Company’s exposure on its U.S. dollar denominated senior term notes. In addition, long-term fixed rate debt of

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US$300.0 million (2005 – US$300.0 million) hedges the carrying value of U.S. dollar denominated investments. The Company also utilizes foreign exchange contracts to manage exposure related to foreign currency denominated receivables and payables. The fair value of foreign exchange derivatives that are designated as hedges of foreign investments are recognized on the balance sheet, while foreign exchange derivative instruments that are designated as cash flow hedges are accounted for on a settlement basis.
Interest Costs
The Company enters into interest rate agreements such as swaps and collars to convert floating rate debt to a fixed rate in order to hedge against the effect of future interest rate movements on its interest expense. In addition, the Company has entered into fixed to floating interest rate swaps, with an aggregate notional amount of $nil (2005 – $300.0 million), to manage its balance of fixed and floating rate debt.
Energy Commodity Costs
The Company uses gas price swaps, futures, options and collars to manage the value of commodity purchases and sales that arise from capacity commitments on the Alliance and Vector pipelines. The Company also uses derivative instruments to fix the value of variable price exposures that arise from commodity storage arrangements and natural gas supply agreements.
The Company uses over-the-counter swap agreements to convert the price of power in Alberta from a floating rate to a fixed rate per megawatt hour (MW/H) or convert fixed rate power to a floating rate.
Natural Gas Supply Management
The Company hedges a portion of the cost of future natural gas supply requirements of EGD, on behalf of its ratepayers, as permitted by the regulator. Amounts paid or received under the agreements are recognized as part of the cost of the natural gas purchases and are recovered through the ratemaking process. At December 31, 2006, the Company had entered into natural gas price swaps and options to manage the price for approximately 20.8%, or 28.0 billion cubic feet (bcf), of its forecast fiscal 2007 system gas supply.
Credit Risk
Entering into derivative financial instruments can give rise to additional credit risks. Credit risk arises from the possibility that a counterparty will default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company minimizes credit risk by entering into risk management transactions only with institutions that possess high investment grade credit ratings or have provided the Company with an acceptable form of credit protection. The Company has no significant concentration with any single counterparty. For transactions with terms greater than five years, the Company may also require a counterparty that would otherwise meet the Company’s credit criteria to provide collateral. The Company has credit risk of $267.3 million (2005 – $352.4 million) related to its derivative counterparties.
Trade receivables include amounts due from companies operating in the oil and gas industry and are collateralized by the commodities contained in the Company’s pipelines and storage facilities. Where shippers fail to maintain specified credit ratings, they are required to provide letters of credit or other suitable security. Credit risk in the Gas Distribution and Services segment is reduced by the large and diversified customer base and the ability to recover an estimate for doubtful accounts through the ratemaking process. Included in accounts receivable is an allowance for doubtful accounts of $50.6 million at December 31, 2006 (2005 – $41.4 million). For customers of our non-regulated businesses, credit exposure is minimized through the use of credit monitoring processes, contractual agreements with collateral requirements, master netting agreements, and credit exposure limits.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Fair Values
The fair values of derivatives have been estimated using year-end market information. These fair values approximate the amount that the Company would receive or pay to terminate the contracts.

(millions of dollars unless otherwise noted)
December 31,	2006			2005
	Notional	Fair Value		Notional	Fair Value
	Principal	Receivable/		Principal	Receivable/
	or Quantity	(Payable)	Maturity	or Quantity	(Payable)	Maturity

Foreign exchange
U.S. cross currency swaps	307.3	(0.5)	2007-2022	307.3	(2.9)	2007-2022
Euro cross currency swaps	447.6	(9.9)	2007-2019	447.6	39.6	2006-2019
Forwards (cumulative exchange amounts)	1,536.7	231.3	2007-2022	1,640.1	241.6	2006-2022
Interest rates
Interest rate swaps	1,947.3	(17.2)	2007-2029	1,104.4	0.1	2006-2029
Energy commodities
Energy commodity (bcf)	100.1	(12.9)	2007-2011	130.5	18.1	2006-2011
Natural gas supply (bcf)	29.1	(26.6)	2007	27.3	(6.7)	2006
Power (MW/H)	25.8	(8.3)	2007-2024	28.0	0.8	2006-2017

In addition, the Company has Canadian to U.S. dollar forward foreign exchange contracts with a notional principal of Canadian $91.0 million that expire in 2007 (2005 – $91.0 million). The contracts are not effective hedges for accounting purposes but provide an economic hedge of an exposure related to income taxes on foreign currency gains or losses on Canadian dollar debt of a U.S. subsidiary. These instruments are recorded at fair value in deferred amounts and have a fair value payable of $14.5 million as at December 31, 2006 (2005 – $14.3 million).
The fair value of financial instruments, other than derivatives, represents the amounts that would have been received from or paid to counterparties to settle these instruments at the reporting date. The carrying amount of all financial instruments classified as current approximates fair value because of the short maturities of these instruments. The fair value of other financial instruments reflect the Company’s best estimates of market value based on generally accepted valuation techniques or models.
Total Debt

(millions of dollars)	2006		2005

	Carrying	Fair	Carrying	Fair
December 31,	Amount	Value	Amount	Value

Liquids Pipelines	1,155.6	1,301.6	1,039.4	1,201.4
Gas Distribution and Services	2,258.2	2,613.8	1,786.7	2,184.2
Corporate	4,177.2	4,294.0	3,854.2	4,076.3

	7,591.0	8,209.4	6,680.3	7,461.9

The fair value of debt does not include the effects of hedging. Non-recourse debt has a carrying value of $1,682.1 million (2005 – $1,688.1 million) and a fair value of $1,786.6 million (2005 – $1,775.1 million).

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Interest Rate Management
The derivative instruments used to manage interest rate risk and the associated debt related to these instruments are as follows:

(millions of dollars)
		Effective	Notional
December 31, 2006	Maturity	Interest Rate[1]	Amounts

Liquids Pipelines
Commercial paper (floating to fixed interest swap)	2029	6.0%		25.4
Corporate
Commercial paper (floating to fixed interest swap)	2007	4.1%		600.0
Commercial paper (floating to fixed interest swap)	2008-2019	4.4%	US$	169.0
Senior term notes (cross currency swap)	2007	7.5%	US$	117.0

1.	After giving effect to the derivative financial instruments.
18. INCOME  TAXES
Income Tax Rate Reconciliation

(millions of dollars)
Year ended December 31,	2006	2005	2004

Earnings before income taxes	814.6	784.2	941.4

Combined statutory income tax rate	34.4%	35.2%	35.5%

Income taxes at statutory rate	280.2	276.0	334.2
Increase/(decrease) resulting from:
Tax rate changes on future income tax balances	(63.0)	1.2	42.7
Future income taxes related to regulated operations	(10.5)	(15.3)	(13.7)
Non-taxable items, net	(21.4)	(44.1)	(72.7)
Lower foreign tax rates	(6.7)	(9.6)	(15.1)
Large Corporations Tax in excess of surtax	—	15.1	10.0
Other	13.7	(2.0)	3.8

Income Taxes	192.3	221.3	289.2

Effective income tax rate	23.6%	28.2%	30.7%

In 2006, income taxes paid amounted to $182.6 million (2005 – $150.3 million; 2004 – $243.2 million).
Components of Future Income Taxes

(millions of dollars)
December 31,	2006	2005

Future Income Tax Liabilities
Differences in accounting and tax bases of property, plant and equipment	639.8	572.8
Differences in accounting and tax bases of investments	375.6	356.1
Other	201.7	224.8

	1,217.1	1,153.7

Future Income Tax Assets
Loss carryforwards	257.9	230.2
Other	96.8	49.4

	354.7	279.6

Total Net Future Income Tax Liability	862.4	874.1

At December 31, 2006, the Company has recognized the benefit of unused tax loss carryforwards of $760.6 million (2005 – $660.8 million). Unused tax loss carryforwards expire as follows: 2007 – $0.5 million; 2008 – $15.9 million; 2009 – $7.2 million; 2010 – $2.2 million; 2014 – $1.7 million; and 2015 – $5.9 million and 2019 and beyond – $727.2 million.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Geographic Components of Pretax Earnings and Income Taxes

(millions of dollars)
Year ended December 31,	2006	2005	2004

Earnings before income taxes
Canada	430.7	487.3	682.9
United States	237.8	150.5	123.2
Other	146.1	146.4	135.3

	814.6	784.2	941.4

Current income taxes
Canada	204.3	106.9	267.4
United States	0.1	—	5.0
Other	8.9	6.3	4.1

	213.3	113.2	276.5

Future income taxes
Canada	(112.0)	49.4	(18.3)
United States	91.0	58.7	30.6
Other	—	—	0.4

	(21.0)	108.1	12.7

Current and future income taxes	192.3	221.3	289.2

19. POST — EMPLOYMENT   BENEFITS
Pension Plans
The Company has three basic pension plans, which provide either defined benefit or defined contribution pension benefits, or both to employees of the Company. The Liquids Pipelines and Gas Distribution and Services pension plans provide Company funded defined benefit pension and/or defined contribution benefits to Canadian employees of Enbridge. The Enbridge U.S. pension plan provides Company funded defined benefit pension benefits for U.S. based employees. The Company has four supplemental pension plans, which provide pension benefits in excess of the basic plans for certain employees.
Defined Benefit Plans
Benefits payable from the defined benefit plans are based on members’ years of service and final average remuneration. These benefits are partially inflation indexed after a member’s retirement. Contributions by the Company are made in accordance with independent actuarial valuations and are invested primarily in publicly-traded equity and fixed income securities. The effective dates of the most recent actuarial valuations and the next required actuarial valuations for the basic plans are as follows:

	Effective Date of Most Recently	Effective Date of Next Required
	Filed Actuarial Valuation	Actuarial Valuation

Liquids Pipelines	January 1, 2004	January 1, 2007
Enbridge U.S.	January 1, 2006	January 1, 2007
Gas Distribution and Services	January 1, 2005	January 1, 2008

The defined benefit pension plan costs have been determined based on management’s best estimates and assumptions of the rate of return on pension plan assets, rate of salary increases and various other factors including mortality rates, terminations and retirement ages.
Defined Contribution Plans
Contributions are generally based on the employee’s age, years of service and remuneration. For defined contribution plans, pension costs equal amounts required to be contributed by the Company. Pension costs in respect of these plans during the year were $3.0 million (2005 – $2.4 million; 2004 – $2.3 million).

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Post-employment Benefits Other than Pensions
Post-employment benefits other than pensions (OPEB) primarily include supplemental health, dental, health spending account and life insurance coverage for qualifying retired employees.
The following tables detail the changes in the benefit obligation, the fair value of plan assets and the recorded asset or liability for the Company’s defined benefit pension plans and OPEB plans using the accrual method.

(millions of dollars)	OPEB		Pension Benefit

	2006	2005	2006	2005

Change in accrued benefit obligation
Benefit obligation, January 1	191.6	170.3	1,039.3	847.9
Service cost	5.2	4.4	37.5	25.5
Interest cost	10.0	10.5	54.2	52.7
Amendments	—	(5.8)	2.9	—
Employee contributions	0.4	0.4	—	—
Actuarial loss (gain)	(7.7)	20.4	17.3	159.0
Benefits paid	(6.2)	(5.8)	(42.5)	(41.7)
Effect of exchange rate changes	(0.1)	(2.8)	0.3	(4.1)

Benefit obligation, December 31	193.3	191.6	1,109.0	1,039.3

Change in plan assets
Fair value of plan assets, January 1	43.3	40.2	1,191.1	1,061.8
Actual return on plan assets	1.5	1.0	78.8	161.9
Employer’s contributions	11.0	8.7	0.7	14.2
Employee’s contributions	0.4	0.4	—	—
Benefits paid	(6.2)	(5.8)	(42.5)	(41.7)
Other	—	—	(1.1)	(0.9)
Effect of exchange rate changes	0.2	(1.2)	0.1	(4.2)

Fair value of plan assets, December 31	50.2	43.3	1,227.0	1,191.1

Funded Status
Benefit Obligation, December 31	(193.3)	(191.6)	(1,109.0)	(1,039.3)
Fair value of plan assets, December 31	50.2	43.3	1,227.0	1,191.1

Overfunded/(Underfunded) status, December 31	(143.1)	(148.3)	118.0	151.8
Contribution after measurement date	0.4	0.8	16.7	—
Unamortized prior service cost	—	—	15.5	14.5
Unamortized transitional obligation/(asset)	13.4	14.7	(19.8)	(22.0)
Unamortized net loss	46.0	57.2	93.1	118.3

Net amount recognized December 31	(84.1)	(75.6)	223.5	262.6

The amounts recognized include all of the Company’s plans. However, the Gas Distribution and Services plans are funded through regulated rates on a cash basis and are not recorded as net pension assets or liabilities. Excluding Gas Distribution and Services plans, the Company’s plans using the accrual method provide for a net pension asset of $66.4 million (2005 – $70.8 million) and a net OPEB liability of $17.0 million (2005 – $15.4 million). These net assets or liabilities are recorded on the balance sheet in Deferred Amounts and Other Assets with the current portion recorded in working capital accounts.
The weighted average assumptions made in the measurement of the projected benefit obligations of the pension plans and OPEB are as follows:

	OPEB			Pension Benefits

Year ended December 31,	2006	2005	2004	2006	2005	2004

Discount rate	5.37%	5.30%	6.21%	5.27%	5.24%	6.26%
Average rate of salary increases				5.00%	4.44%	4.00%

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Net Pension Plan and OPEB Costs Recognized

(millions of dollars)
Year ended December 31,	2006	2005	2004

Benefits earned during the year	45.7	32.3	29.0
Interest cost on projected benefit obligations	64.2	63.2	58.8
Actual return on plan assets	(80.3)	(162.9)	(111.7)
Difference between actual and expected return on plan assets	(3.4)	87.3	41.1
Amortization of prior service costs	2.0	2.3	2.3
Amortization of transitional obligation	(0.8)	0.2	0.1
Amortization of actuarial loss	15.3	9.6	12.2
Special Termination Benefits	—	—	3.3
Amount charged to EEP	(10.5)	(10.2)	(7.8)

Pension and OPEB cost recognized	32.2	21.8	27.3

The table reflects the pension and OPEB cost for all of the Company’s benefit plans on an accrual basis. Using the cash basis for Gas Distribution and Services rate regulated plans and the accrual method for all other plans, the Company’s pension cost was $20.1 million (2005 – $11.6 million; 2004 – $11.6 million), and its OPEB cost was $7.0 million for 2006 (2005 – $5.9 million; 2004 – $5.8 million)
The weighted average assumptions made in the measurement of the cost of the pension plans and OPEB are as follows:

	OPEB			Pension Benefits
Year ended December 31,	2006	2005	2004	2006	2005	2004

Discount rate	5.30%	6.21%	6.31%	5.24%	6.26%	6.29%
Average rate of salary increases				4.44%	4.00%	4.00%
Average rate of return on pension plan assets	4.50%	4.50%	4.50%	7.31%	7.31%	7.32%

Medical Cost Trend Rates
The assumed rates for the next year used to measure the expected cost of benefits are as follows:

	Medical Cost Trend		Year in which Ultimate
	Rate Assumption for	Ultimate Medical Cost	Medical Cost Trend Rate
	Next Fiscal Year	Trend Rate Assumption	Assumption is Achieved

Canadian Plans
Drugs	10%	5%	2016
Other Medical and Dental	5%	5%	2006
Enbridge U.S.	10%	5%	2012

A one percent increase in the assumed medical and dental care trend rate would result in an increase of $30.0 million in the accumulated post-employment benefit obligations and an increase of $2.8 million in benefit and interest costs. A one percent decrease in the assumed medical and dental care trend rate would result in a decrease of $24.1 million in the accumulated post-employment benefit obligations and a decrease of $2.2 million in benefit and interest costs.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Major Categories of Plan Assets

(millions of dollars)	OPEB				Pension Benefit
Year ended December 31,		2006		2005		2006		2005
	Target	%	Amount	%	Target	%	Amount	%

Equity securities	—	—	—	—%	60%	61.1%	799.5	58.8%
Fixed income securities	100%	86.9%	43.6	84.8%	40%	34.0%	436.4	31.7%
Other	—	13.1%	6.6	15.2%	—	4.9%	68.0	9.5%

Total Assets	100%	100%	50.2	100.0%	100%	100%	1,303.9	100%

Assets attributable to former Affiliates			—				(76.9)

			50.2				1,227.0

Plan assets are invested primarily in readily marketable investments with constraints on the credit quality of fixed income securities.
Expected Rate of Return on Plan Assets

	OPEB		Pension Benefit
Year ended December 31,	2006	2005	2006	2005

Canadian Plans	4.5%	4.50%	7.25%	7.25%
United States Plan	4.5%	4.50%	7.25%	7.75%

The Company manages the investment risk of its pension funds by setting a long term asset mix policy for each pension fund after consideration of: (i) the nature of pension plan liabilities; (ii) the investment horizon of the plan; (iii) the going concern and solvency funded status and cash flow requirements of the plans; (iv) the operating environment and financial situation of the Company and its ability to withstand fluctuations in pension contributions; and (v) the future economic and capital markets outlook with respect to investment returns, volatility of returns and correlation between assets. The overall expected rate of return is based on the asset allocation targets with estimates for returns on equity and debt securities based on long term expectations.
Plan Contributions by the Company

(millions of dollars)	OPEB		Pension Benefit
Year ended December 31,	2006	2005	2006	2005

Total contributions	11.0	8.7	0.7	14.2
Contributions expected to be paid in 2007	7.4	—	19.8	—

Benefits Expected to be Paid by the Company

(millions of dollars)
Year ended December 31,	2007	2008	2009	2010	2011	2012-2016

Expected future benefit payments	50.4	52.7	55.2	58.2	61.0	358.6

20. OTHER INVESTMENT INCOME

(millions of dollars)
Year ended December 31,	2006	2005	2004

Income from investments	48.3	50.9	84.0
Interest income	23.4	23.2	25.8
Gain on reduction of EEP ownership interest	—	24.5	19.7
Gain/(loss) on foreign currency contracts	13.3	6.8	(21.3)
Other	22.8	37.0	15.7

	107.8	142.4	123.9

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21. CHANGES IN OPERATING ASSETS AND LIABILITIES

(millions of dollars)
Year ended December 31,	2006	2005	2004

Accounts receivable and other	3.9	(441.4)	(347.4)
Inventory	134.1	(215.7)	35.3
Deferred amounts and other assets	(67.3)	(90.2)	(94.2)
Accounts payable and other	43.5	394.8	278.3
Interest payable	12.5	(1.4)	(13.1)

	126.7	(353.9)	(141.1)

Changes in construction payables are included in investing activities.
22. RELATED PARTY TRANSACTIONS
Neither EEP nor EIF have employees and use the services of the Company for managing and operating their businesses. Vector Pipeline contracts the services of Enbridge to operate the pipeline. Amounts for these services, which are charged at cost in accordance with service agreements, are:

(millions of dollars)
Year ended December 31,	2006	2005	2004

EEP	244.9	184.7	173.0
EIF	—	—	9.4
Vector Pipeline	4.1	4.1	4.4

	249.0	188.8	186.8

EGD, a subsidiary of the Company, has contracts for gas transportation services from Alliance Pipeline and Vector Pipeline. EGD is charged market prices for these services:

(millions of dollars)
Year ended December 31,	2006	2005	2004

Alliance Pipeline Canada	23.6	22.9	29.7
Alliance Pipeline US	14.1	17.5	20.9
Vector Pipeline	27.3	29.2	39.1

	65.0	69.6	89.7

CustomerWorks Limited Partnership (CustomerWorks), a joint venture, provides customer care services to EGD under an agreement having a five-year term starting January 2002. EGD is charged market prices for these services. CustomerWorks also rents an automated billing system from ECS, a subsidiary of the Company. Amounts charged by/(to) CustomerWorks:

(millions of dollars)
Year ended December 31,	2006	2005	2004

EGD	108.5	103.6	127.0
ECS	(8.1)	(8.7)	(22.5)

	100.4	94.9	104.5

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Enbridge Gas Services (US) Inc., a subsidiary of the Company, purchases and sells gas at prevailing market prices with Enbridge Marketing (US) Inc., a subsidiary of EEP. Amounts paid/(recovered) are as follows:

(millions of dollars)
Year ended December 31,	2006	2005	2004

Purchases	29.2	48.1	30.7
Sales	(6.3)	(4.7)	(8.8)

	22.9	43.4	21.9

Enbridge Gas Services Inc., a subsidiary of the Company, has transportation commitments through 2015 on Alliance Pipeline Canada and Vector Pipeline. Amounts paid are as follows:

(millions of dollars)
Year ended December 31,	2006	2005	2004

Alliance Pipeline Canada	8.3	9.1	8.8
Vector Pipeline	0.6	0.7	0.5

	8.9	9.8	9.3

Enbridge Gas Services (US) Inc., has transportation commitments through 2015 on Alliance Pipeline US and Vector Pipeline. Amounts paid are as follows:

(millions of dollars)
Year ended December 31,	2006	2005	2004

Alliance Pipeline US	6.9	7.1	7.6
Vector Pipeline	16.5	9.5	9.8

	23.4	16.6	17.4

Tidal Energy Marketing Inc., a subsidiary of the Company, purchases and sells commodities at prevailing market prices with EEP and a subsidiary of EEP as follows:

(millions of dollars)
Year ended December 31,	2006	2005	2004

Purchases	17.0	9.7	—
Sales	(6.7)	—	(2.3)

	10.3	9.7	(2.3)

Receivable from Affiliate

The receivable from affiliate of $158.8 million (2005 – $177.0 million) resulted from the sale of Enbridge Midcoast Energy to EEP. The receivable, denominated in U.S. dollars, bears interest at 6.6% and matures in 2007 and is included in Accounts Receivable and Other. The balance on December 31, 2006 was US$136.2 million (2005 – US$151.9 million). Interest income related to the note was $11.8 million (US$10.0 million), $11.7 million (US$9.4 million), and $11.8 million (US$9.0 million), in 2006, 2005 and 2004, respectively. The fair value of the receivable at December 31, 2006 is $158.6 (2005 – $176.8 million).
The Company also provides limited consulting and other services to investees as required. Market prices are charged for these services where they are reasonably determinable. Where no market price exists, a cost-based price is charged. The Company may also purchase consulting and other services from affiliates, prices are determined on the same basis as services provided by the Company. The Company and affiliates invoice on a monthly basis and amounts are due and paid on a quarterly basis.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23. COMMITMENTS AND CONTINGENCIES
Enbridge Gas Distribution Inc.
Bloor Street Incident
EGD has been charged under both the Ontario Technical Standards and Safety Act (TSSA) and the Ontario Occupational Health and Safety Act (OHSA) in connection with an explosion that occurred on Bloor Street West in Toronto on April 24, 2003. The maximum possible fine upon conviction on all charges would be $5.0 million in aggregate. EGD has also been named as a defendant in a number of civil actions related to the explosion. A Coroner’s Inquest in connection with the explosion has also been called, but the proceedings are stayed pending resolution of the TSSA and OHSA matters. The Ontario Court of Justice have not yet ruled upon any of the charges laid under the TSSA or the OHSA, and thus it is not possible at this time to predict or comment upon the potential outcome. The trial in respect of these charges commenced in January 2006 and is not expected to be completed until late 2007 at the earliest. EGD does not expect the outcome of these civil actions to result in any material financial impact.
Remediation of Discontinued Manufactured Gas Plant Sites

EGD may incur future costs due to claims relating to alleged coal tar contamination at or near former manufactured gas plant (MPG) sites. In October 2002, a claim was filed for $55.0 million in damages relating to a certain MPG site. EGD filed a statement of defence in June 2003 denying liability. Although the Company believes that it has a valid defence to this claim, certain risks exist. The probable overall cost cannot be determined at this time due to uncertainty about the presence and extent of damage in addition to the potential alternative remediation approaches which vary in cost. EGD expects that costs, if any, not recovered through insurance may be recovered through rates. As such, EGD does not believe that the outcome will have any material financial impact.
CAPLA Claim

The Canadian Alliance of Pipeline Landowners’ Associations (CAPLA) and two individual landowners have commenced a class action against the Company and TransCanada PipeLines Limited. The claim relates to restrictions in the National Energy Board Act on crossing the pipeline and the landowners’ use of land within a 30-metre control zone on either side of the pipeline easements. The Plaintiffs filed a motion to establish a cause of action which is one of the requirements to have the motion certified as a class action under the Class Proceedings Act (Ontario). The motion was dismissed by the Ontario District Court in late 2006. The Plaintiff has since appealed the decision and the appeal is expected to be heard by the Court of Appeal during the first half of 2007. The Company believes it has a sound defence and intends to defend the claim. Since the outcome is indeterminable, the Company has made no provision at this time for any potential liability.
Enbridge Energy Company, Inc.

Enbridge Energy Company, Inc. (EEC), a subsidiary of the Company, is the general partner of EEP. EEC’s former subsidiary Enbridge Midcoast Energy Inc. (Midcoast) has been assessed by the U.S. Internal Revenue Service (IRS) for US$4.5 million in taxes, interest and penalties for its 1999 through 2001 taxation years. Midcoast has paid all amounts and has filed a claim for refund of the full amount. The IRS has challenged Midcoast’s tax treatment of its 1999 acquisition of several partnerships that owned a natural gas pipeline system in Kansas (these assets were sold to EEP in 2002). The IRS position, if sustained, could decrease the U.S. tax basis for the pipeline assets, which could reduce Enbridge’s earnings by up to approximately US$60.0 million, although the immediate cash tax impact would be significantly less. Enbridge believes the tax treatment of the acquisition and related tax deductions claimed were appropriate. Enbridge initiated proceedings in U.S. District Court (Houston) in 2006 to litigate this matter and depositions are underway. The trial is scheduled for October 2007.
Enbridge and its subsidiaries maintain tax liabilities related to uncertain tax positions. While fully supportable in the Company’s view, these tax positions, if challenged by tax authorities, may not be fully sustained on review.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Commitments

The Company has commitments of approximately $214 million for materials related to the construction of Liquids Pipeline projects during 2007. The minimum cancellation charge related to these contracts is approximately $127 million.
24. GUARANTEES
EEC, as the general partner of EEP, has agreed to indemnify EEP from and against substantially all liabilities including liabilities relating to environmental matters, arising from operations prior to the transfer of its pipeline operations to EEP in 1991. This indemnification does not apply to amounts that EEP would be able to recover in its tariff rates if not recovered through insurance, or to any liabilities relating to a change in laws after December 27, 1991.
In addition, in the event of default, EEC, is subject to recourse with respect to US$155.0 million of EEP’s long-term debt at December 31, 2006 (2005 – US$186.0 million).
The Company has also agreed to indemnify EEM for any tax liability related to EEM’s formation, management of EEP and ownership of i-units of EEP. The Company has not made any significant payment under these tax indemnifications. The Company does not believe there is a material exposure at this time.
In the normal course of conducting business, Enbridge, enters into a wide variety of agreements which provide for indemnification to third parties. Enbridge cannot reasonably estimate the maximum potential amounts that could become payable to third parties under these agreements however historically, Enbridge has not made any significant payments under these indemnification provisions. While many of these agreements may specify a maximum potential exposure, or a specified duration to the indemnification obligation, there are circumstances where the amount and duration are unlimited. Examples where such indemnification obligations have been issued include:
Sale Agreements for Assets or Businesses
•	breaches of representations, warranties or covenants;

•	loss or damages to property;

•	environmental liabilities;

•	changes in laws;

•	valuation differences;

•	litigation; and

•	contingent liabilities.
Provision of Services and Other Agreements
•	breaches of representations, warranties or covenants;

•	changes in laws;

•	intellectual property rights infringement; and

•	litigation.
When disposing of assets or businesses, the Company may indemnify the purchaser for certain tax liabilities incurred while the Company owned the assets or for a misrepresentation related to taxes that result in a loss to the purchaser. Similarly, the Company may indemnify the purchaser of assets for certain tax liabilities related to those assets.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25. SUBSEQUENT EVENTS
On February 2, 2007, the Company closed the public issuance of 13.5 million common shares at $38.75 per common share. The Company also closed a private placement issuance of common shares to Noverco at the same price, allowing Noverco to maintain its approximate 9.5% interest in the Company. The Board of Directors also increased the dividend to $0.3075 from $0.2875 per common share, payable on March 1, 2007 to shareholders of record on February 15, 2007.
26. UNITED STATES ACCOUNTING PRINCIPLES
These consolidated financial statements have been prepared in accordance with Canadian GAAP. The effects of significant differences between Canadian GAAP and U.S. GAAP for the Company are described below.
Earnings and Comprehensive Income

(millions of dollars, except per share amounts)
Year ended December 31,	2006	2005	2004

Earnings under Canadian GAAP	615.4	556.0	645.3
Stock-based compensation[1]	—	(16.6)	—

Earnings under U.S. GAAP	615.4	539.4	645.3
Other Comprehensive Income
Unrealized net gain/(loss) on cash flow hedges[4]	(64.2)	72.3	(32.9)
Foreign currency translation adjustment[4]	38.1	(20.7)	2.4

Comprehensive income	589.3	591.0	614.8

Earnings per common share	1.81	1.60	1.93

Diluted earnings per common share	1.79	1.58	1.92

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Financial Position

(millions of dollars)
December 31,	2006		2005
	Canada	United States	Canada	United States

Assets
Cash and cash equivalents[3,7]	139.7	347.0	153.9	153.9
Accounts receivable and other[3,4,5,7]	2,045.6	2,911.0	1,900.3	1,991.5
Inventory[3,7]	868.9	1,005.0	1,021.4	1,021.4

	3,054.2	4,263.0	3,075.6	3,166.8
Property, plant and equipment, net[3,7]	11,264.7	15,628.4	10,510.1	10,510.1
Long-term investments3,	2,299.4	1,333.3	1,842.8	1,842.8
Receivable from affiliate	—	—	177.0	177.0
Deferred amounts and other assets[2,6,7]	924.5	1,520.5	850.7	2,043.1
Intangible assets[7]	241.5	348.0	252.6	252.6
Goodwill[7]	394.9	803.2	367.2	367.2
Future Income taxes	200.1	200.1	134.9	134.9

	18,379.3	24,096.5	17,210.9	18,494.5

Liabilities and Shareholders’ Equity
Short-term borrowings	807.9	807.9	1,074.8	1,074.8
Accounts payable and other[1,3,4,5,7]	1,723.8	2,811.9	1,624.8	1,651.0
Interest payable[7]	95.1	108.4	81.7	81.7
Current maturities and short-term debt[5,7]	537.0	537.0	401.2	401.2
Current portion of non-recourse debt[3,7]	60.1	83.2	68.2	68.2

	3,223.9	4,348.4	3,250.7	3,276.9
Long-term debt[4],[5]	7,054.0	7,054.0	6,279.1	6,279.8
Non-recourse long-term debt[7]	1,622.0	4,029.6	1,619.9	1,619.9
Other long-term liabilities[6,7]	91.1	294.4	91.7	91.7
Future income taxes [2,3,4,5,6,7]	1,062.5	1,696.4	1,009.0	2,216.1
Non-controlling interests[7]	715.2	2,163.8	691.0	691.0

	13,768.7	19,586.6	12,941.4	14,175.4

Shareholders’ Equity
Preferred Shares	125.0	125.0	125.0	125.0
Common Shares	2,416.1	2,416.1	2,343.8	2,343.8
Contributed surplus[1]	18.3	—	10.0	—
Retained earnings	2,322.7	2,235.5	2,098.2	2,027.6
Additional paid in capital[1]	—	62.2	—	53.9
Foreign currency translation adjustment[5]	(135.8)	—	(171.8)	—
Accumulated other comprehensive loss[5,6]	—	(193.2)	—	(95.5)
Reciprocal shareholding	(135.7)	(135.7)	(135.7)	(135.7)

	4,610.6	4,509.9	4,269.5	4,319.1

	18,379.3	24,096.5	17,210.9	18,494.5

1.	Stock-based Compensation

Effective January 1, 2006, the Company adopted Financial Accounting Standard 123 Revised 2004 (FAS 123R), Share Based Payment, on a modified prospective basis for U.S. GAAP purposes. FAS 123R requires the use of the fair value method to measure compensation expense for the Company’s Fixed Stock Options (FSOs) and Performance Based Options (PBOs) issued after January 1, 2006, as well as for the portion of awards for which the requisite service has not been performed that are outstanding as of January 1, 2006. FAS 123R also requires the use of the fair value method for awards settled in cash, including the Company’s Performance Stock Units (PSUs) and Restricted Stock Units (RSUs).

The Company had previously adopted the fair value recognition provisions of the former FAS 123, Share Based Payment, effective January 1, 2003, resulting in the recognition of stock based compensation expense using the fair value method for FSOs and PBOs issued subsequent to that date.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Future Income Taxes

Under U.S. GAAP, deferred income tax liabilities are recorded for rate-regulated operations, which follow the taxes payable method for ratemaking purposes. As these deferred income taxes are expected to be recoverable in future revenues, a corresponding regulatory asset is also recorded. These assets and liabilities are adjusted to reflect changes in enacted income tax rates. A deferred tax liability of $648.7 million (2005 – $727.6 million) is recorded for U.S. GAAP purposes and reflects the difference between the carrying value and the tax basis of property, plant and equipment and regulatory deferrals. Regulated companies following the taxes payable method are not required to record this additional tax liability under Canadian GAAP. To recover the additional deferred income taxes recorded under U.S. GAAP through the ratemaking process, it would be necessary to record incremental revenue of $926.7 million (2005 – $1,119.4 million).

3.	Accounting for Joint Ventures

U.S. GAAP requires the Company’s investments in joint ventures to be accounted for as investments using the equity method, as opposed to proportionately consolidated. However, under an accommodation of the U.S. Securities and Exchange Commission, the accounting for a joint venture need not be reconciled from Canadian to U.S. GAAP if this joint venture is jointly controlled by all owners. Joint ventures in which all owners do not share joint control are reconciled to U.S. GAAP. The different accounting treatment affects only display and classification and not earnings or shareholders’ equity.

4.	Financial Instruments

For U.S. GAAP purposes, FAS 133, Accounting for Derivative Instruments and Hedging Activities, requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair value of derivatives are recognized in current period earnings unless specific hedge accounting criteria are met.

The accounting for changes in the fair value of derivatives held for hedging purposes depends on their intended use. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in income against the change in the fair value attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of changes in the fair value of derivative instruments is offset through other comprehensive income until the variability in cash flows being hedged is recognized in earnings in future accounting periods. For certain regulated operations the effective portion of the changes in fair value of derivative instruments is deferred as an asset or liability until it is settled. Upon settlement the recognized gain or loss is recognized as a regulatory asset or liability and collected from/refunded to ratepayers in subsequent periods. At December 31, 2006 hedge losses of $26.6 million are deferred and offset by a receivable from ratepayers of $26.6 million.

5.	Accumulated Other Comprehensive Loss

At December 31, 2006, Accumulated Other Comprehensive Loss of $193.2 million (2005 - $95.5 million) consists of an accumulated foreign currency translation balance of $111.7 million (December 30, 2005 – $149.8 million), net unrealized losses of $9.9 million (2005 – gains $54.3 million) on derivative financial instruments that qualify as cash flow hedges, and an underfunded pension status of $114.2 million.

Of the total Accumulated Other Comprehensive Loss of $193.2 million, the Company estimates that approximately $17.4 million, $13.2 million representing unrecognized net losses on derivative activities and $4.2 million representing the underfunded status pension and OPEB plans, at December 31, 2006, is expected to be reclassified into earnings during the next twelve months.

6.	Underfunded Pension Status

The Company has adopted FAS 158, Employers’ Accounting for Defined Pension and Other Postretirement Plans, effective December 31, 2006. FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan or OPEB as an asset or liability and to recognize changes in the funded status in the year in which they occur through comprehensive income. Adopting FAS 158 results in the Company recognizing a liability of $110.1 million for the underfunded status of the plans, a deferred tax asset of $38.5 million and accumulated other comprehensive loss of $71.6 million. As required by FAS 158, the Company will change the measurement date of its defined benefit pension plan from September 30, to December 31, effective the year ended 2008.

7.	Consolidation of a Limited Partnership

In September 2005, the U.S. Emerging Issues Task Force (EITF), reached a consensus on EITF issue 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), addressing when a general partner, or general partners as a group, control and should therefore, consolidate a limited partnership.

Effective January 1, 2006, the Company adopted, without restatement of prior periods, EITF 04-5. As a result of adopting EITF 04-5, the Company is consolidating its 16.6% interest in Enbridge Energy Partners (EEP). The impact of adopting EITF 04-5, for U.S. GAAP purposes as at and for the year ended December 31, 2006, is outlined below.

ENBRIDGE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Statement of Financial Position

December 31,
(millions of dollars)	2006

Cash	215.1
Accounts receivable and other	799.7
Inventory	136.5
Property, plant and equipment, net	4,457.2
Deferred amounts and other assets	37.9
Intangible assets	106.5
Goodwill	408.3

6,161.2

Less: Liabilities and Equity
Accounts payable and other	(1,055.4)
Current portion of non-recourse long-term debt	(36.1)
Non recourse long-term debt	(2,407.6)
Other long-term liabilities	(177.9)
Non-controlling interests	(1,448.8)
Other comprehensive income	41.0

(5,084.8)
Elimination of investment in EEP	1,076.4

Net financial position impact	nil

Statement of Earnings	Year ended
(millions of dollars)	December 31, 2006

Transportation revenue	7,381.9
Commodity costs	(6,244.5)
Operating and administrative	(535.7)
Depreciation and amortization	(153.2)
Investment and other income `	9.7
Interest expense	(125.3)
Non-controlling interest	(221.4)

111.5
Elimination of EEP investment income	111.5

Net earnings impact	nil

Statement of Cash Flows	Year ended
(millions of dollars)	December 31, 2006

Operating activities	367.6
Investing activities	(983.3)
Financing activities	726.1

Net cashflow impact	110.4

New Accounting Standards
FASB Interpretation Number 48 – FASB issued FIN 48 ‘’Accounting for Uncertainty in Income Taxes, an Interpretation of FAS 109.’’ This interpretation is effective January 1, 2007 and applies to all tax positions related to income taxes subject to FAS 109, including those acquired in business combinations. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold for recording a tax position including a contingent tax position. Management is currently evaluating the impacts of FIN 48.